As confidentially submitted to the Securities and Exchange Commission on June 10, 2025.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TG-17, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4899	83-1751618
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

18 West 18th Street, 6th Floor

New York, NY 10011
1-888-567-6234
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Doron Kempel
Chief Executive Officer
TG-17, Inc.

85 Broad Street

New York, New York 10004
1-888-567-6234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Crone, Esq. Joe Laxague, Esq. The Crone Law Group, P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 Telephone: (775) 234-5221	Doron Kempel Chief Executive Officer TG-17, Inc. 85 Broad Street New York, New York 10004 1-888-567-6234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED June 10, 2025

TG-17, Inc.

Up to 10,104,017 Shares of Common Stock
to be Sold by Selling Stockholders

This prospectus relates to the registration of the resale of up to 10,104,017 shares of common stock, par value $0.0001 per share (the “Common Stock”) of TG-17, Inc., dba Bond (“Bond,” “we,” “us,” “our” or the “Company”) consisting of shares of Common Stock issuable upon the conversion of 10,104,017 shares of Series CF Preferred Stock, par value $0.0001 per share (the “Series CF Preferred Stock”). by our stockholders identified in this prospectus (the “Selling Stockholders”), in connection with our direct listing (the “Direct Listing”), on the Nasdaq Global Market (“Nasdaq”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale by the Selling Stockholders.

Unlike an initial public offering, the resale by the Selling Stockholders is not being underwritten on a firm-commitment basis by any investment bank. The Selling Stockholders may sell or otherwise dispose of the Common Stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may sell or otherwise dispose of the Common Stock covered by this prospectus in the section entitled “Plan of Distribution” beginning on page 82. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the Common Stock with the Securities and Exchange Commission (the “SEC”). We have engaged Maxim Group LLC, as our financial advisor (the “Advisor”), to advise and assist us with respect to certain matters relating to the Direct Listing.

We have two classes of common stock, Common Stock and Non-Voting Common Stock, $0.0001 par value per share (“Non-Voting Common Stock”). Currently, our Series CF Preferred Stock converts into Non-Voting Common Stock. Prior to the initial listing of the Company’s shares of Common Stock on Nasdaq, all shares of Series CF Preferred Stock will convert into Non-Voting Common Stock and the Company’s Certificate of Incorporation will be amended to cause the conversion of all Non-Voting Common Stock into Common Stock, which is entitled to one vote per share.

No public market for our Common Stock currently exists, and our shares of Common Stock have a limited history of trading in private transactions.  From inception through June 10, 2025, we raised an aggregate of $90,758,957 in gross proceeds from the sales of our stock, excluding shares issued for the cancellation of indebtedness in the amount of approximately $16,270,000. The average price paid per share by investors in these offering (excluding the cancelled indebtedness) was $0.286 per share under the exemptions from registration provided by Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) and Regulation Crowdfunding under the Securities Act (“Regulation CF”).

Recent purchase prices of our Common Stock in private transactions may have little or no relation to the opening public price of our shares of Common Stock on Nasdaq or the subsequent trading price of our shares of Common Stock on Nasdaq. For more information, see “Sale Price History of Our Capital Stock” beginning on page 76. Further, the listing of our Common Stock on Nasdaq, without a firm-commitment underwritten offering, is a novel method for commencing public trading in shares of our Common Stock and, consequently, the trading volume and price of shares of our Common Stock may be more volatile than if shares of our Common Stock were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our shares of Common Stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which our Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Common Stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Common Stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of our shares of Common Stock on Nasdaq will commence. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Common Stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. Neither we nor the Selling Stockholders will be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will we or they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our shares of Common Stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution” beginning on page 82 of this prospectus.

We have applied to list our Common Stock on the Nasdaq Global Market under the symbol “OBAI.” We expect our Common Stock to begin trading on Nasdaq on or about [●], 2025.

If our Nasdaq application is not approved or we otherwise determine that we will not be able to secure the listing of our Common Stock on Nasdaq, we will not complete this Direct Listing. This listing is a condition to the offering. No assurance can be given that our Nasdaq application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and we will terminate this Direct Listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our Common Stock involves a high degree of risk. See the “Risk Factors” beginning on page 6 of this prospectus for the risks and uncertainties you should consider before investing in our Common Stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2025

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You should rely only on the information provided in this prospectus, including any documents incorporated by reference. We have not authorized anyone to provide you with any other information and we take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. The information contained in this prospectus speaks only as of the date set forth on the cover page and may not reflect subsequent changes in our business, financial condition, results of operations and prospects.

We are not, and the Selling Stockholders are not, making offers to sell these securities in any jurisdiction in which an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the U.S.; therefore, individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

Through and including [●], 2025 (the 25th day after the listing date of our Common Stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “continues,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “would” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. The matters summarized under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus could cause our actual results to differ significantly from those contained in our forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect latest information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC, using a continuous offering process. Under this process, the Selling Stockholders may, from time to time, sell the Common Stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution”. You may obtain this information without charge by following the instructions under the “Where You Can Find Additional Information” section of this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Common Stock.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where You Can Find Additional Information.”

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PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Managements’ Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references all references to “we,” “us,” “our,” the “Company,” “Bond” and similar terms refer to TG-17, Inc.

Overview

TG-17, Inc., dba Bond (“Bond,” “we,” “us,” “our” or the “Company”) was formed under the laws of the State of Delaware on April 11, 2017 as a Delaware limited liability company and converted to a Delaware corporation on June 29, 2018. We provide a new tier of preventative personal security platform enabled by artificial intelligence and machine learning combined with its security personnel agents who are available 24/7 through the Bond Personal Security phone application. Since its inception, we have dedicated resources to research and development activities that support its current projects and future development efforts.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

Risks Related to Our Business

●	Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. In addition, our technology requires constant updates and maintenance which implies that even if we do not develop additional functionality, we will need to maintain and update the code in relation to the numerous ecosystem technologies on which the technology runs (Apple and Google phone operating systems, Amazon AWS, etc.). Maintaining the technology requires a multidisciplinary team of engineers.

●	If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

●	Our collection, processing, use and disclosure of individually identifiable biometric or other personally identifiable information is subject to evolving and expanding privacy and security regulations.

●	Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees globally.

●	Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our products and services.

●	Our efforts to minimize the likelihood and impact of adverse cybersecurity incidents and to protect data and intellectual property may not be successful, and our business, operations, and reputation could be negatively affected by a cyberattack, security incident, or other operational disruption.

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●	We rely on Amazon Web Services (“AWS”) to deliver our offerings to users on our platform, and any disruption of or interference with our use of AWS could adversely affect our business, financial condition, results of operations and prospects.

●	Our technology platform utilizes numerous third-party technologies, systems and subsystems (like Twilio, Bandwidth, etc.). Any disruption to such systems and subsystems could interrupt our business, impact our ability to provide service, harm our reputation, cause us to lose customers and end-users, cause end-users harm (at the hands of perpetrators) that we would hypothetically not be able to detect and address in a timely manner, which could materially and adversely affect our business, financial condition and results of operations.

●	Cost of insurance is a significant part of our expenses and it is subject to market fluctuations, as well as to fluctuations due to our track record. This price can therefore increase unexpectedly and our insurance may not adequately cover our future operating risk.

●	We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

●	Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our services, which could have a material adverse effect on our business, financial condition and results of operations.

●	Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

●	If our efforts to build a strong brand identity and maintain a high level of user satisfaction and loyalty are unsuccessful, we may not be able to attract or retain users, and our operating results may be adversely affected.

●	Competitors may decide to enter our space, which may have a material adverse effect on our product sales, as well as on our margins.

Risks Related to Our Financial Condition and Capital Requirements

●	We will require substantial additional capital to finance our operations, and this capital may not be available on favorable terms, if at all.

●	We have a limited operating history, which may make it difficult for you to evaluate our current business and predict our future success and viability.

●	We have historically operated at a loss, which has resulted in an accumulated deficit.

●	We anticipate sustaining operating losses for the foreseeable future.

●	Raising additional capital may cause dilution to our existing stockholders.

●	The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

●	Our Common Stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of Common Stock may be volatile.

●	Future sales of Common Stock by our Selling Stockholders and other existing stockholders could cause our share price to decline.

●	Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

●	Our Command Centers and engineering staff are fixed costs that are required to maintain operations and we may be unable to limit our losses if we fail to achieve our forecasted revenue.

●	Our internal computer systems, or those of any of our contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenue.

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●	Defects in our products or failures in quality control could impair our ability to sell our products and services or could result in product liability claims, litigation and other significant events involving substantial costs.

●	A similar risk applies to our inability to protect our end-users when they face threats. This may give risk to litigation against Bond if/when an end-user is hurt.

●	We are subject to ongoing litigation and may be subject to more, including securities litigation, class action and derivative lawsuits which could result in substantial costs and could divert management attention.

●	Failures in internet infrastructure or interference with internet or Wi-Fi access could cause prospective users to believe that our systems are unreliable, potentially causing our future customers to decline to renew their subscriptions.

●	The adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain.

●	Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

The Conversion

We have two classes of common stock, Common Stock and Non-Voting Common Stock. Currently, our Series CF Preferred Stock converts into Non-Voting Common Stock. Prior to the initial listing of the Company’s shares of Common Stock on Nasdaq, all shares of Series CF Preferred Stock will convert into Non-Voting Common Stock and the Company’s Certificate of Incorporation will be amended to cause the conversion of all Non-Voting Common Stock into Common Stock, which is entitled to one vote per share.. All share and per share information in this prospectus are presented after giving effect to the Conversion retrospectively for all periods presented, unless otherwise stated or the context otherwise requires.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Common Stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

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We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting Common Stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting Common Stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated under the laws of the State of Delaware on April 11, 2017 as a Delaware limited liability company and converted to a Delaware corporation on June 29, 2018 under the name TG-17, Inc. dba Bond. Our principal executive offices are located at 85 Broad Street New York, New York 10004. Our telephone number is 1-888-567-6234 and our website address is https://www.ourbond.com/. Information contained on or that can be accessed through our website is neither a part of, nor incorporated by reference into, this prospectus, and you should not consider information on our website to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

SUMMARY FINANCIAL AND OTHER DATA

The summary financial and other data set forth below should be read together with our financial statements and the related notes to those statements, as well as the “Managements’ Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

The statements of operations data for the years ended December 31, 2024 and 2023, and the statements of cash flows data for the years ended December 31, 2024 and 2023, have been derived from our audited financial statements included elsewhere in this prospectus. The unaudited interim financial statements were prepared on a basis consistent with our audited financial statements and include in management’s opinion, all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of our expected results for the year ending December 31, 2024.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to invest in our Common Stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those described below.

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Risks Related to Our Business

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. In addition, our technology requires constant updates and maintenance which implies that, even if we do not develop additional functionality, we will need to maintain and update the code in relation to the numerous ecosystem technologies on which the technology runs (Apple and Google phone operating systems, Amazon AWS, etc.). Maintaining the technology requires a multidisciplinary team of engineers.

We are developing complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it could have a material adverse effect on our business operations and financial condition. Our technology also requires constant updates and maintenance which implies that, even if we do not develop additional functionality, we will need to maintain and update the code in relation to the numerous ecosystem technologies on which the technology runs (Apple and Google phone operating systems, Amazon AWS, etc.). Maintaining our technology requires a multidisciplinary team of engineers and is a costly, complex and time-consuming process. We might face difficulties or delays in the update, development and maintenance processes that will result in our inability to timely offer products that satisfy the market. We anticipate making significant investments in to both research and development relating to our products and services and updates to/ maintenance of our current technology, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in our research and development process or maintenance of our technology could result in delays in or the abandonment of product commercialization, which may substantially increase development costs to be able to provide products and services which would be competitive and sustainable for our potential customers, and these potential costs may negatively affect our results of operations.

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information (“PII”), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. As a custodian of this data, we therefore inherit responsibilities related to this data, exposing the Company to potential threats. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company’s reputation. Further, data breaches need not occur from malicious attacks or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. The consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

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Our collection, processing, use and disclosure of individually identifiable biometric or other personally identifiable information is subject to evolving and expanding privacy and security regulations both in the U.S. and internationally.

Data privacy remains an evolving landscape, with new regulations coming into effect at both the domestic and international level. For example, various states, such as California, Massachusetts, and others, have implemented similar privacy laws and regulations, such as the California Consumer Privacy Act, which took effect January 1, 2020 (the “CCPA”), and creates new data privacy rights for users. The CCPA requires covered businesses that process personal information of California residents to disclose their data collection, use and sharing practices. Further, the CCPA provides California residents with new data privacy rights (including the ability to opt out of certain disclosures of personal data), imposes new operational requirements for covered businesses, provides for civil penalties for violations as well as a private right of action for data breaches and statutory damages (which is expected to increase data breach class action litigation and result in significant exposure to costly legal judgements and settlements). Aspects of the CCPA and its interpretation and enforcement remain uncertain. In addition, the California Privacy Rights Act of 2020 (the “CPRA”), which took effect January 1, 2023, expanded the CCPA. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action, provides for increased penalties for CPRA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the CPRA. The CCPA and other similar laws could impact our business activities depending on how they are interpreted. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. For example, Virginia recently passed its Consumer Data Protection Act, and Colorado recently passed the Colorado Privacy Act, both of which differ from the CPRA and became effective in 2023. Additional states have since also passed comprehensive privacy laws with additional obligations and requirements on businesses. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

Additionally, all U.S. states and the District of Columbia have enacted breach notification laws that may require that we notify customers, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers of a security breach. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

In the European Union, the General Data Protection Regulation of 2018 (the “GDPR”) significantly expanded the rules on using personal data and increased the risks of processing personal data. Some of the new requirements include:

●	accountability and transparency requirements, which require those who control data to demonstrate and record compliance and provide certain detailed information to users regarding the ways in which data is used and processed;

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●	enhanced data consent requirements, which includes “explicit” consent with regard to information the regulation classifies as sensitive data;

●	obligations to consider data privacy as new products, services and systems are developed, including ways to limit accessibility of data as well as the amount of information collected, processed, and stored;

●	constraints on using data to profile users;

●	obligations to provide users with personal data in a usable format on request and to erase personal data in certain circumstances; and

●	reporting to data protection authorities of potential breaches without undue delay (72 hours, where feasible).

Other foreign jurisdictions in which the Company operates, or in which it has it services available, have implemented, or are considering implementing, data privacy laws and regulations, many of which are similar to the GDPR. Although we attempt to stay current with such developments in the jurisdictions in which we or our subsidiaries operate, our policies and procedures for compliance with data privacy laws and regulations, may not be up-to-date or implemented correctly or our management, employees or agents. thereby not complying with current procedures. Moreover, our third-party agents in foreign jurisdictions may likewise not implement policies and procedures that are the most current for their jurisdiction, thereby creating a risk factor for us. Failure to comply with data privacy laws and regulations may have serious financial consequences. We could face significant sanctions, statutory damages, and damage to our reputation resulting in a material adverse effect on our results of operations, business, or financial condition.

We are subject to government regulation related to security agencies, and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

We are subject to a number of state occupational licensing laws that apply to private security officers and security agencies. Most states have laws requiring qualification, training and registration of security officers. Any liability we may have from our failure to comply with these regulations may materially affect our business by restricting our operations and subjecting us to substantial penalties. In addition, our current and future operations may be subject to additional regulation as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted.

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees globally.

To succeed, we must recruit, retain, manage and motivate qualified technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other technology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer operating history than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we develop and commercialize our products and services could be limited and our potential for successfully growing our business could be harmed.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

Our business model contemplates that we will transmit a significant amount of PII through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our video surveillance solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

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To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core products or services. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers’ ability or desire to collect, use, process and store PII using our products and services, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our products and services in certain verticals. In particular, some regulatory bodies have recently become more interested in technologies that we employ including artificial intelligence and face recognition. Any of these outcomes could adversely affect our business and operating results.

If our products and services do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth. Our revenues are primarily derived from a cloud-based services model for our products and technology. We also receive services revenue from offering physical world services such as drone services, security guard services, Executive Protection (bodyguard) services, security assessments, cyber threat evaluations and similar services. We cannot accurately predict the future growth rate or the size of the market for our products and services. The expansion of the market for our solutions depends on a number of factors, such as:

●	the cost, performance and reliability of our products and services and the solutions offered by our competitors;

●	customers’ perceptions regarding the benefits of cloud-based video surveillance solutions;

●	public perceptions regarding the intrusiveness of Bond’s Preventative Personal Security services.

●	public perceptions regarding the confidentiality of private information;

●	proposed or enacted legislation related to privacy of information;

●	customers’ satisfaction regarding our services; and

●	marketing efforts and publicity regarding our solutions.

Even if our products and services gain wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance. If cloud-based personal security solutions generally or our solutions specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenues and results of operations would suffer.

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We rely on other companies to provide certain hardware and software solutions for our products.

We depend on certain third-party suppliers and subcontractors to meet our contractual obligations to our customers and conduct our business. While we are not dependent on any one supplier for any of our hardware or software solutions, our ability to meet our obligations to our customers may be adversely affected if one or more suppliers or subcontractors does not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers’ expectations. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse effect on our business operations and financial condition.

We depend on AWS servers to operate our Bond Preventative Personal Security Platform with online features and our online services. If we were to lose server functionality for any reason, our business may be negatively impacted.

Our business relies on the continuous operation of servers, most of which are owned and operated by AWS and other third parties. Although we strive to maintain more than sufficient server capacity, and provide for active redundancy in the event of limited hardware failure, any broad-based catastrophic server malfunction, a significant service-disrupting attack or intrusion by hackers that circumvents security measures, a failure of disaster recovery service or the failure of a company on which we are relying for server capacity to provide that capacity for whatever reason could degrade or interrupt the functionality of our platform, and could prevent the operation of our platform for both in-person and online experiences.

We also rely on networks operated by third parties to support content on our Bond Preventative Personal Security Platform, including networks owned and operated by other software publishers. An extended interruption to any of these services could adversely affect the use of our platform, which would have a negative impact on our business.

Further, insufficient server capacity could also negatively impact our business. Conversely, if we overestimate the amount of server capacity required by our business, we may incur additional operating costs.

Our technology platform utilizes numerous third-party technologies, systems and subsystems (like Twilio, Bandwidth, etc.). Any disruption to such systems and subsystems could interrupt our business, impact our ability to provide service, harm our reputation, cause us to lose customers and end-users, cause end-users harm (at the hands of perpetrators) that we would hypothetically not be able to detect and address in a timely manner, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties, including Twilio, Bandwidth, cloud hosting, app stores provided by Google Play and Apple, and broadband providers, among others. To this end, when our service providers, cloud hosts and other vendors experience outages, our services will be negatively impacted and alternative resources will not be immediately available. In addition, certain third-party software we use in our operations is currently publicly available free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

We exercise no control over the third-party vendors that we rely upon for our overall technology platform operations, cloud hosting, broadband and software services. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

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Cost of insurance is a significant part of our expenses and it is subject to market fluctuations, as well as to fluctuations due to our track record. This price can therefore increase unexpectedly and our insurance may not adequately cover our future operating risk.

We have insurance to protect our assets, future operations and employees. While we believe our insurance coverage addresses all material risks to which we may be exposed and is adequate and customary according to our current projections for our future operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we may be exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected. Additionally, the cost of insurance coverage may increase upon the commencement of our operations, such increase may have a negative impact on our business and financial position. Our lack of commercial operating history in an emerging area may make it difficult to obtain insurance policies at competitive rates. Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for us to find and more expensive because of our involvement in emerging areas. There are no guarantees that we will be able to find insurance coverage at otherwise competitive, or even economically viable terms.

Our online Bond Preventative Personal Security Platform and services offered through our platform may contain defects.

Our online Bond Preventative Personal Security Platform and the services offered through our platform are extremely complex and are difficult to develop and distribute. We have quality controls in place to detect defects in our platform before updates are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource or technical constraints. Further, we have undertaken independent third-party testing, verification or analysis of our data security and privacy controls. Therefore, our platform and quality controls and preventative measures we have implemented may not be effective in detecting all defects in our platform. In the event a significant defect in our platform and associated systems and controls is realized, we could be required to offer refunds, suspend the availability of our services, or expend significant resources to cure the defect, each of which could significantly harm our business and operating results.

We rely on AWS to deliver our offerings to users on our platform, and any disruption of or interference with our use of AWS could adversely affect our business, financial condition, results of operations and prospects.

We currently host our Bond Preventative Personal Security Platform and support our operations using Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services, along with other service providers traditionally used by AWS. We do not, and will not, have control over the operations of the facilities or infrastructure of the third-party service providers that we use. Such third parties’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance will be critical to our success. We have experienced, and we expect that in the future we will experience interruptions, delays, and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in these third parties’ service levels may adversely affect our ability to meet the requirements of our users. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our offerings.

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Our commercial agreement with AWS will remain in effect until terminated by AWS or us. Either party may terminate this Agreement for cause if the other party is in material breach of this Agreement and the material breach remains uncured for a period of 30 days from receipt of notice by the other party. No later than the Termination Date, we must close our account. AWS may also terminate this Agreement immediately upon notice (A) for cause if AWS has the right to suspend under certain circumstances as set forth in the AWS customer agreement, (B) if AWS’ relationship with a third-party partner who provides software or other technology AWS uses to provide the Service Offerings expires, terminates or requires us to change the way AWS provides the software or other technology as part of the Services, or (C) in order to comply with the law or requests of governmental entities. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers. Although alternative providers could host our platform on a substantially similar basis to AWS, transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and we could incur significant one-time costs.

Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant loss of revenue, increase our costs and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Certain acquisitions could adversely affect our financial results.

We may pursue strategic acquisitions as part of our business strategy. There is no assurance that we will be able to find suitable acquisition candidates or be able to complete acquisitions on favorable terms, if at all. We may also discover liabilities or deficiencies associated with any companies acquired that were not identified in advance, which may result in unanticipated costs. The effectiveness of our due diligence review and ability to evaluate the results of such due diligence may depend upon the accuracy and completeness of statements and disclosures made or actions taken by the target companies or their representatives. As a result, we may not be able to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges. In addition, we may not be able to successfully integrate acquired businesses and may incur significant costs to integrate and support acquired companies. Any of these factors could adversely affect our financial results.

Our business may be adversely impacted by additional leverage in connection with acquisitions.

As stated above, we may pursue strategic acquisitions as part of our business strategy. If we are able to identify acquisition candidates, such acquisitions may be financed with a substantial amount of additional indebtedness. Although the use of leverage presents opportunities to increase our profitability, it has the effect of potentially increasing losses as well. If income and appreciation from acquisitions acquired through debt are less than the cost of the debt, the total return will decrease. Accordingly, any event which adversely affects the value of an acquisition will be magnified to the extent we are leveraged and we could experience losses substantially greater than if we did not use leverage.

Increased indebtedness could also make it more difficult for us to satisfy our obligations with respect to any other debt agreements, increase our vulnerability to general adverse economic and industry conditions and require that a greater portion of our cash flow be used to pay indebtedness, which would reduce the availability of cash available for other purposes, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. Our failure to comply with any covenants under such indebtedness could result in an event of default that, if not cured or waived, could result in an acceleration of repayment of other existing indebtedness, which in turn could materially and adversely affect our business and results of operations.

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We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives. We will be subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the federal securities laws, including the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and rules and regulations subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including requirements to file annual, quarterly, and event driven reports with respect to their business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. These rules and regulations will increase our legal and financial compliance costs, make certain activities more time-consuming and costly, and require our management and other personnel to devote a substantial amount of time to compliance initiatives. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm, beginning with the first full year after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. We will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we, nor our independent registered public accounting firm will be able to conclude within the prescribed time frame that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

As a public company, we will also be required to maintain disclosure controls and procedures. Disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. We believe a control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our services, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war, which may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations. Although we do not directly engage in international trade business, our customers may be affected by the imposition of barriers to trade or escalation of trade disputes.

If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this prospectus, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, which of our customers may be subject to such actions, or what actions may be taken by the other countries in retaliation.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to develop products and services that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

●	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;

●	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our licensors’ pending patent applications will not lead to issued patents;

●	issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

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●	we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries;

●	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

●	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

●	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

●	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application and obtain an issued patent covering such intellectual property;

●	we may fail to adequately protect and police our trademarks and trade secrets; and

●	the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing product candidates, programs or intellectual property could be diminished. Such announcements could also harm our reputation or the market for our future product candidates, which could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by other types of intellectual property, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties (including, but not limited to, contractors, collaborators, and outside scientific advisors), and confidential information and inventions agreements with employees, consultants, licensors and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We require our employees to enter into written confidentiality agreements that assign to us any inventions, developments, creative works and useful ideas of any description that are conceived of, reduced to practice or developed in the course of their employment. In addition, we require our third-party contractors to enter into a written non-disclosure agreement that requires the third party to not disclose certain of our confidential information in any manner or for any purpose other than as necessary and/or appropriate in connection with their obligations for a defined period of time, subject to certain exclusions. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

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Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we or our licensors do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

If our efforts to build a strong brand identity and maintain a high level of user satisfaction and loyalty are unsuccessful, we may not be able to attract or retain users, and our operating results may be adversely affected.

We must continue to build and maintain a strong brand identity. User awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high-quality user experience. Failure to provide our users with high-quality reservation and experiences for any reason could substantially harm our reputation and adversely affect our efforts to develop as a trusted brand. To promote our brand, we have incurred and expect to continue to incur substantial expense related to advertising and other marketing efforts, but we cannot be sure that this investment will be profitable.

From time to time, our users express dissatisfaction with our service levels. To the extent dissatisfaction with our service is widespread or not adequately addressed, our reputation could be harmed, and our efforts to develop the company’s name as a trusted brand would be adversely impacted. If our efforts to promote and maintain our brand are unsuccessful, our operating results and our ability to attract and retain users may be adversely affected.

Risks Related to Our Financial Condition and Capital Requirements

We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities. The Company will continue to invest in building out its sales and marketing teams as well as maintain a robust engineering and development team. General and administrative expenses will increase as the cost of maintaining a public company is significantly higher than maintaining a privately held company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations.

As of the fiscal year end December 31, 2024, we had approximately $726 thousand of cash on hand and approximately $[●] thousand of working capital, and our anticipated operating requirements for the next twelve months, assuming the maintenance of our current operations, exceed our available capital resources. Our estimate as to how long we expect our existing capital to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

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Our future funding requirements will depend on many factors, including, but not limited to:

●	the initiation, progress, timeline, cost and results of our products;

●	the cost and timing of manufacturing activities;

●	the effect of competing technological and market developments;

●	the payment of licensing fees, potential royalty payments and potential milestone payments;

●	the cost of general operating expenses; and

●	the costs of operating as a public company.

Advancing the development of our product will require a significant amount of capital. In order to fund all of the activities that are necessary to complete the development of our product, we will be required to obtain further funding through equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. Adequate additional funding may not be available to us on acceptable terms, or at all.

Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangement with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our stockholders.

We have a limited operating history, which may make it difficult for you to evaluate our current business and predict our future success and viability.

Our Company was incorporated under the laws of the State of Delaware on April 11, 2017 as a Delaware limited liability company and converted to a Delaware corporation on June 29, 2018. as TG-17, Inc. The likelihood of our creation of a successful business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have historically operated at a loss, which has resulted in an accumulated deficit.

For the fiscal years ended December 31, 2024 and December 31, 2023, we incurred losses of approximately $11,017 and approximately $12,257, respectively. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, would affect our cash flows, would affect our efforts to raise capital and is likely to result in a decline in the value of your investment in our Company.

We anticipate sustaining operating losses for the foreseeable future.

It is anticipated that we will sustain operating losses for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

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Raising additional capital may cause dilution to our existing stockholders.

We may seek additional capital through a variety of means, including through equity, debt financings, or other sources. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder.

Such financing may also result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may adversely affect our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that are not favorable to us.

We may not be able to continue as a going concern without additional financing, and if such financing is not available to us or is not available to us on acceptable terms, we may be forced to cease operations.

We have a limited operating history and have incurred recurring losses from operations. For the fiscal years ended December 31, 2024 and 2023, we incurred a net loss of approximately $11,017 and approximately $12,257, respectively. Our failure to generate sufficient revenues, effectively manage expenses or raise additional capital could adversely affect our ability to achieve our intended business objectives. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

The Company has primarily funded its operations through a combination of equity financing, venture debt, five series of convertible notes and internal cash flows, depending on the stage of its development and strategic goals. In its early stages, the Company relied on seed capital from its founder, followed by capital rounds and venture debt to support its growth and expansion. More recently, operational cash flows have become a more significant source of funding, reducing reliance on external financing.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenue.

We derive a significant portion of our revenues from a few major customers. For the year ended December 31, 2024, one customer accounted for 63.6% of our total revenue. There are inherent risks whenever a large percentage of total revenue is derived from a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers. If we experience declining or delayed sales from these customers due to market, economic or competitive conditions, we could be pressured to reduce our prices or our customers could decrease the purchase quantity of our products and services, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If any one of our largest customers terminates the purchase of our products and services, such termination would materially negatively affect our revenues, results of operations and financial condition. Moreover, our reliance on a limited number of customers may limit our bargaining power and ability to negotiate favorable terms in future contracts. If we are unable to diversify our customer base and reduce our dependence on a small number of customers, our business, operating results, and financial condition could be adversely affected by any negative developments involving these key customers. To mitigate these risks, we are actively seeking to expand our customer base and reduce our reliance on a few significant customers. However, there can be no assurance that we will be successful in these efforts, and our financial performance may continue to be significantly influenced by our key customers.

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Because many of our expenses are fixed, we may be unable to limit our losses if we fail to achieve our forecasted revenue.

We must invest significantly in Command Centers and engineering staff and personal security agents to continue our operations. This build-up before actual reservations exposes us to significant up-front fixed costs. If market demand for our services does not increase as quickly as we have anticipated, or if there is a rapid and unexpected decline in demand for our services, we may be unable to offset these fixed costs and to achieve economies of scale, and our operating results may be adversely affected because of high operating expenses, reduced margins, underutilization of capacity and asset impairment charges.

Risks Related to This Offering and Ownership of Our Common Stock

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

This is not an underwritten initial public offering of Common Stock. This listing of our Common Stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

●	There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our Common Stock. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Common Stock during the period immediately following the listing. See also “—Our shares of Common Stock have no prior public market. An active trading market may not develop or continue to be liquid and the market price of our shares of Common Stock may be volatile.”

●	There is not a fixed number of shares of Common Stock available for sale. Therefore, there can be no assurance that any Selling Stockholders or other existing stockholders will sell any or all of their Common Stock and there may initially be a lack of supply of, or demand for, our Common Stock on Nasdaq. Alternatively, we may have a large number of Selling Stockholders or other existing stockholders who choose to sell their Common Stock in the near term resulting in an oversupply of our Common Stock, which could adversely impact the public price of our Common Stock once listed on Nasdaq and thereafter.

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●	None of our Selling Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Common Stock and other significant stockholders, may sell any or all of their Common Stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our Common Stock in the market, which could adversely impact the public price of our Common Stock.

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our Common Stock or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our Common Stock.

Such differences from a firm-commitment underwritten initial public offering could result in a volatile trading price for our Common Stock and uncertain trading volume, which may adversely affect your ability to sell any Common Stock that you may purchase.

Our Common Stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our Common Stock may be volatile.

We expect our Common Stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active market for our Common Stock may not develop or be sustained after the listing, which could depress the market price of shares of our Common Stock and could affect the ability of our stockholders to sell our Common Stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our Common Stock. An inactive market may also impair our ability to raise capital by selling shares of our Common Stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using shares of our Common Stock as consideration.

In addition, we cannot predict the prices at which our Common Stock may trade on Nasdaq following the listing of our Common Stock, and the market price of our Common Stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our shares of Common Stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Common Stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Common Stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of shares of our Common Stock on Nasdaq will commence. The Advisor will determine when our shares of Common Stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

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Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Common Stock to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our Common Stock may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our Common Stock, if the price of our Common Stock or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process and the potential consumer awareness and brand recognition of Bond, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Common Stock on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our Common Stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Common Stock and an unsustainable trading price if the price of our Common Stock significantly rises upon listing and institutional investors believe our Common Stock is worth less than retail investors, in which case the price of our Common Stock may decline over time. Further, if the public price of our Common Stock is above the level that investors determine is reasonable for our Common Stock, some investors may attempt to short our Common Stock after trading begins, which would create additional downward pressure on the public price of our Common Stock. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our Common Stock and cause volatility in the trading price of our Common Stock.

The public price of our Common Stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	changes in the industries in which we operate;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

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●	publication of research reports by securities analysts about us or our competitors or our industry;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	our failure or the failure of our potential competitors to meet analysts’ projections or guidance that we or our potential competitors may give to the market;

●	additions and departures of key personnel;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of our Common Stock available for public sale; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Common Stock shortly following the listing of our Common Stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of Common Stock by our Selling Stockholders and other existing stockholders could cause our share price to decline.

We currently expect our Common Stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our Common Stock and there has not been a sustained history of trading in our Common Stock in “over-the-counter” markets. While our Common Stock may be sold after our listing on Nasdaq by the Selling Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 under the Securities Act, unlike a firm-commitment underwritten initial public offering, there can be no assurance that any Selling Stockholders or other existing stockholders will sell any of their shares of Common Stock and there may initially be a lack of supply of, or demand for, Common Stock on Nasdaq. As described herein, certain shares of our Common Stock outstanding as of the date hereof will be registered under this registration statement. There can be no assurance that the Selling Stockholders and other existing stockholders will not sell all of their shares of Common Stock, resulting in an oversupply of our Common Stock on Nasdaq. In the case of a lack of supply of our Common Stock, the trading price of our Common Stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Common Stock if they are unable to purchase a block of our Common Stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Common Stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Common Stock, the market for our Common Stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Common Stock. In the case of a lack of market demand for our Common Stock, the trading price of our Common Stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our Common Stock may not initially develop or be sustained, which could significantly depress the public price of our Common Stock and/or result in significant volatility, which could affect your ability to sell your shares of Common Stock.

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You may be diluted by future issuances of preferred stock or additional Common Stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we adopted an amended and restated certificate of incorporation which authorizes us to issue shares of Common Stock, preferred stock, and options, rights, warrants and appreciation rights relating to our Common Stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We could issue a significant number of shares of Common Stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our Common Stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our Common Stock, either by diluting the voting power of our Common Stock if the preferred stock votes together with the Common Stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our Common Stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our Common Stock by making an investment in the Common Stock less attractive. For example, investors in the Common Stock may not wish to purchase Common Stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase Common Stock at the lower conversion price, causing economic dilution to the holders of Common Stock.

Because we have no current plans to pay cash dividends on our Common Stock, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our Common Stock may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the Common Stock you purchase in this offering will be your sole source of gain for the foreseeable future.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

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We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Common Stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting Common Stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting Common Stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our Common Stock less attractive as a result of the foregoing, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

Our amended and restated certificate of incorporation provides for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, but there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

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Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

The public price of our shares of Common Stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our shares of Common Stock in private transactions.

Prior to listing on Nasdaq, there has been no public market for our shares of Common Stock. Our Common Stock has a limited history of trading in private transactions. Up to June 10, 2025, the Company raised an aggregate of $90,758,957 in gross proceeds from the sales of our stock. The average price paid per share by investors in these offering was $0.286 per share under the exemptions from registration provided by Regulation D under the Securities Act and Regulation CF. However, this information may have little or no relation to broader market demand for our shares of Common Stock and thus the initial public price of our shares of Common Stock on Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our shares of Common Stock on Nasdaq. For additional details about how the initial listing price on Nasdaq will be determined, see “Plan of Distribution.”

The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our Common Stock.

Few companies have conducted direct listings, and the process by which shares of our Common Stock will be listed on Nasdaq is a novel process. The absence of a traditional underwritten offering may result in a less orderly market for our Common Stock, increased volatility in the trading price, and potential difficulties in achieving a stable market price. Unlike an initial public offering, there is no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our Common Stock may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of shares of our Common Stock may be more volatile and subject to greater fluctuations due to the direct listing method.

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our Company on the demand for our Common Stock is unpredictable and our marketing and brand development efforts may not be successful.

We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Common Stock on Nasdaq. Instead, we may engage in certain investor presentations and educational meetings to enhance our brand awareness and investor recognition of our Company. In advance of any investor presentation or educational meeting, we will announce the date for such presentation or meeting through financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for any investor presentation or educational meeting that we hold, and will make the presentation publicly available, without restriction, on a website.

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There can be no assurance that any investor presentations or other educational meetings that we hold will have the same impact on awareness of our brand and investor recognition of our Company as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our Common Stock or sufficient demand among investors immediately following our listing, which could result in a more volatile public price of our Common Stock.

We have not agreed to indemnify the Selling Stockholders for claims arising in connection with sales of our Common Stock in this offering, however, claims for indemnification by our directors and officers may reduce the amount of money available to us.

We have not agreed to indemnify the Selling Stockholders for claims arising in connection with sales of our Common Stock under this prospectus. However, our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and any indemnification agreements that we enter into with our directors and officers following the effectiveness of the registration statement of which this prospectus forms a part:

●	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law;

●	Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

●	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

●	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

●	we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

●	we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability. Large indemnity payments to our directors and officers in excess of any available insurance would materially adversely affect our business, financial condition, and results of operations.

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General Risks

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

Securities research analysts may establish and publish their own periodic projections for our Company. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our Common Stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

Our internal computer systems, or those of any of our manufacturers, contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures, our internal computer systems and those of our current and any future manufacturers, contractors, consultants, collaborators and third-party service providers, are vulnerable to damage from computer viruses, cybersecurity threats, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses and remediation costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

In the ordinary course of our business, we may process, collect, store, and transmit proprietary, confidential, and sensitive data, including de-identified personal data, intellectual property, proprietary business information and trade secrets (collectively, sensitive information). We may rely upon third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third-party providers of information technology infrastructure, cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.

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Cyber-attacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” “hacktivists,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, disruption of clinical trials, loss of data (including data related to clinical trials), and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

While we have established physical, electronic and organizational security measures to safeguard and secure our systems against security incidents, and rely on commercially-available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and address vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

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Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

Our Command Centers may be located in regions which experience severe weather from time to time. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major tornado, flood, fire, earthquake, power loss, terrorist activity or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

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The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

● Fortune Business Insights, Private Security Market to Worth USD 338.23 Billion by 2030 With a 5.3% CAGR, (September 2023) https://www.globenewswire.com/news-release/2023/09/07/2739132/0/en/Private-Security-Market-to-Worth-USD-338-23-Billion-by-2030-With-a-5-3-CAGR.html

In Bond’s view it is creating a new segment of preventative personal security that is effective and accessible via the smart phones and smart watches of the end-users. Hence, the total available market is a factor of people with smart phones (and even smart watches). The ability of Bond to capture market share will depend on the competitive landscape and Bond’s ability to efficiently influence institutions and end-users to adopt the services.

Bond’s services are applicable for any individual with a smartphone.

● Priori Data, How Many People Own Smartphones in the World? (2024-2029) (January 2025), https://prioridata.com/data/smartphone-stats/

Bond’s current route to market is B2B, implying selling to corporations who buy the service on behalf of their employees

● Statista, Monthly employment level of the United States from October 2022 to October 2024 (in millions, seasonally adjusted) (November 2024) https://www.statista.com/statistics/209123/seasonally-adjusted-monthly-number-of-employees-in-the-us/

● Statista, Number of employees worldwide from 1991 to 2023, by gender (in billions, with a forecast until 2025) (May 2025) https://www.statista.com/statistics/1258668/global-employment-figures-by-gender/

● U.S. Department of Labor, Occupational Safety and Health Administration, Business Case for Safety and Health (https://www.osha.gov/businesscase )

● Other publicly available reports

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

SHARES OFFERED FOR RESALE

On April 30, 2025, the Company completed an offering of our Series CF Preferred Stock in a private placement pursuant to Regulation CF of the Securities Act. Under this private placement, the Company sold 10,104,017 shares of its Series CF Preferred Stock, resulting in net proceeds to the Company of approximately $7.1 million. Prior to the initial listing of the Company’s shares of Common Stock on Nasdaq, all shares of Series CF Preferred Stock will convert on a 1:1 basis into shares of Non-Voting Common Stock, after which, and subject to amending the Company’s Certificate of Incorporation, all Non-Voting Common Stock will automatically convert into Common Stock (the “Conversion”). The 10,104,017 shares of Common Stock registered for resale pursuant to this prospectus will be issued to the Selling Stockholders upon the Conversion.

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USE OF PROCEEDS

The Selling Stockholders may, or may not, elect to sell shares of our Common Stock covered by this prospectus. To the extent any Selling Stockholder chooses to sell shares of our Common Stock covered by this prospectus, we will not receive any proceeds from any such sales of our Common Stock. See “Selling Stockholders.”

SELLING STOCKHOLDERS

This prospectus relates to the resale by the Selling Stockholders from time to time of up to 10,104,017 shares of our Common Stock. The Selling Stockholders may from time to time offer and sell any or all of the Common Stock set forth below pursuant to this prospectus. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Stockholders’ interest in the common stock other than through a public sale.

The following table sets forth, as of June 10, 2025, the names of the Selling Stockholders, the aggregate number of shares of Common Stock held by each Selling Stockholder immediately prior to the sale of the Common Stock in this offering, the number of shares of Common Stock that may be sold by each Selling Stockholder under this prospectus and the number of shares of Common Stock that each Selling Stockholder will beneficially own after this offering, assuming the sale of all shares offered under this Prospectus.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such Common Stock. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock in transactions exempt from the registration requirements of the Securities Act.

Beneficial ownership is determined in accordance with the rules of the SEC. Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of options or warrants or conversion of preferred stock or convertible debt. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by such Selling Stockholder, except as otherwise indicated in the footnotes to the table.

The Selling Stockholders have had no material relationship with us within the past three (3) years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities.

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Name of Selling Holder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares Registered for Sale	Number of Shares of Common Stock Beneficially Owned After Offering
KingsCrowd Capital (Fund I)	28,256	28,256	0
VFTG, L.P.	3,638,460	3,638,460	0
Radek Sousek	282,562	282,562	0
Christopher Scott Fedewa	35,321	35,321	0
DSEA 88 Texas III LP	1,130,247	1,130,247	0
Barry Coffman Trust	35,321	35,321	0
Peter Mawn	141,281	141,281	0
David Klaskin	141,281	141,281	0
Therese Hendricks	35,321	35,321	0
Yelnats, LLC	282,562	282,562	0
John B. Diamond Trust	211,922	211,922	0
Schwartz Consolidated, LLC	494,483	494,483	0
Marilyn R. Diamond 2021 Gift Trust	141,281	141,281	0
Renaissance Charitable Foundation Inc.	141,281	141,281	0
DSEA 88 Texas III LP	282,562	282,562	0
David Lowe	70,641	70,641	0
Chuck Piluso	141,281	141,281	0
Our Bond I, a series of Wefunder SPV, LLC (1)	2,869,954	2,869,954	0

(1) Pursuant to Regulation CF, the Company engaged Wefunder and created a new series of Wefunder SPV, LLC, namely Our Bond I, specifically for the Company’s Series CF Preferred Stock private placement. Wefunder SPV, LLC currently holds all the Series CF Preferred Stock sold by the Company, and each Series CF Preferred Stock investor has received an interest in Our Bond I proportional to the size of their investment. Prior to the initial listing of the Company’s shares of Common Stock on Nasdaq, the Company will dissolve Our Bond I and issue all shares of Series CF Preferred Stock to each investor. After this dissolution and the Conversion, each investor who holds Common Stock will be listed herein as a Selling Shareholder.

DIVIDEND POLICY

We have never declared or paid dividends on our Common Stock. We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any dividends on our Common Stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors. Any such determination will also depend upon our business prospects, operating results, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay dividends on our Common Stock may also be limited by the terms of any future debt securities or credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024, on an actual basis.

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This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As of December 31, 2024
Actual
(in thousands, except per share numbers)
Cash and cash equivalents	$726
Stockholders’ deficit:
Preferred Stock, $0.0001 par value per share; 88,400,879 shares authorized; 79,680,744 shares issued and outstanding and outstanding	8
Common Stock, $0.0001 par value per share; 112,000,000 shares authorized; 8,890,919 shares issued and outstanding	1

Additional paid-in capital	111,504
Accumulated other comprehensive income	43
Accumulated deficit	(128,070)
Total stockholders’ deficit	(16,514)

The number of shares of our Common Stock reflected in our actual information set forth in the table above excludes:

●	79,681shares of Common Stock issuable upon exercise of the Preferred Stock outstanding as of December 31, 2024; and

●	15,705,758 shares of Common Stock reserved for issuance under our TG-17, Inc. Amended and Restated 2017 Equity Plan, as amended from time to time (the “Amended and Restated Equity Plan”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

TG-17, Inc., dba Bond (“Bond,” “we,” “us,” “our” or the “Company”) was formed under the laws of the State of Delaware on April 11, 2017. We provide preventative personal security (the “Bond Preventative Personal Security Platform”) powered by artificial intelligence (“AI”). Once activated, the cloud-based Bond Preventative Personal Security Platform provides users with remote protective services via phone app (using its Bond Preventative Personal Security Platform) and with 24/7 support from our Personal Security Agents, who are in Bond Command Centers and can respond rapidly. We offer 14 distinct services through our phone app (the “Bond App”) and fully automated Bond Command Centers located around the world, that allow Bond members to choose when and how Bond will keep them secure while preserving their privacy.

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The Bond Preventative Personal Security Platform is a multilayered, multifaceted technology platform that incorporates numerous technologies, inputs and outputs to other systems, and third-party information. It allows us to perform a large number of multi-functional activities relative to a large number of end-users/members, with a high level of precision, speed and reliability, as well as affordably, in a manner that is automated. The core functionality includes: (1) “look after” a massively scalable number of members/end-users simultaneously; at their or their guardians request, monitor them, collect data from multiple sources – on the phone of the member, from what Bond historically knows about the member; from what Bond knows about the area/location of the member, from what the member has shared with Bond – in order to detect anomalies in real time; (2) communicate with the member in order to verify their status, potentially engage Bond Personal Security Agents in order to calm, guide, deter or orchestrate help for the member; (3) record and analyze all activities in the Bond sphere, which included on the phones of the end-users, in the Command Centers and through our technology.

Corporate Organization

We conduct our operations through six wholly-owned subsidiaries, organized as follows:

●	TG- 17 (Israel) Ltd. was incorporated in 2017 and provides R&D services to TG-17, Inc. Since 2023 the subsidiary operates also as Command Center for Israel and global users (members).

●	Bond Bodyguard New York, Inc., a New York corporation, was incorporated in 2020 for the sole purpose of obtaining bodyguard licenses in the US. Services are given under TG-17, Inc. Currently, we are licensed in 11 states and submitted application for additional states.

●	TG-17 (UK) Ltd. was incorporated in 2023 to provide services to UK citizens and global members.

●	TG-17 France, was incorporated in 2024 to provide services to French citizens and global members.

●	TG-17 Belgium, a société à responsabilité limitée, was incorporated in 2025 to provide services to Belgium citizens and global members.

●	TG-17 (Canada) Inc., a corporation subject to the Business Corporations Act (Ontario), was incorporated in 2025 to provide services to Belgium citizens and global members.

All subsidiaries are 100% controlled/owned by TG-17, Inc.

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Components of Results of Operations

Net Revenues.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which provides a five-step framework through which revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that the Company concludes are within the scope of ASC 606, management performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract(s); (iii) determines the transaction price, including whether there are any constraints on variable consideration; (iv) allocates the transaction price to the performance obligations; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation.

The Company provides comprehensive security solutions. The company’s flagship offering is a cloud-based Software-as-a-Service (“SaaS”) that delivers a preventative personal security solution platform. Additionally, the Company offers comprehensive and customized services designed to protect its clients. These services include, but are not limited to, on/off premise guards, assets protection, threat assessment and monitoring and other tailored-made security services. Revenue is recognized either over time or at a point in time, depending on the nature of each customer’s agreement. For its subscription-based SaaS solution delivered through the Company’s platform, revenue is typically recognized over time as services are made available on an on-going basis. In contrast, for performance obligations of services described above other than the SaaS solution, we generally satisfy our obligations vis-à-vis each deliverable as it occurs and is provided to the customer. The customers simultaneously receives and avails the benefits of our services, at which point these performance obligations are deemed to be satisfied.

We group the above services offerings into one broad category which generates all of Company’s revenue through, primarily, the following sales:

●	B2B (or B2G): selling to private or public institutions who use the services in order to protect their people (employees, students, residents, etc.).
●	B2B2C: selling to or through corporations so they can sell/subsidize/gift Bond services to their own consumers.
●	DTC: selling directly to consumers.

The Company combines and accounts for multiple contracts as a single contract when they are negotiated together with the same customer at or near the same time in order to achieve a single commercial objective, or when the contracts are related in other ways.

Transaction price may be comprised of fixed consideration and variable consideration. The Company’s contracts are typically for fixed consideration.

For all contracts with customers that have more than one performance obligation, the Company allocates the transaction price to each separate performance obligation based on the relative SSP of each performance obligation. The SSP is typically the price at which the Company sells service separately to a customer. The best evidence of an SSP, if available, is the observable price charged in similar circumstances and to similar customers. If an SSP is not directly observable, the Company estimates SSP using various observable inputs including historical internal pricing data and cost-plus expected margin analysis due to the limited standalone sales history.

Cost of Services Sold.

Cost of Services sold primarily consists of our Command Center operations and other rendered services that we outsource to third-party for particular security services offering. As a subscription-based business, our model emphasizes scalability so that most costs do not increase linearly with revenue growth.

Operating Expenses.

Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent advertising and direct marketing costs, as well as the associated personnel costs.

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Results of Operations

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Net Revenues

The majority of our net revenues for the year ended December 31, 2024 were generated from our B2B services.

Total revenue increased by $2,544, or approximately 35% to $9,736 for the year ended December 31, 2024 compared to approximately $7,192 for the year ended December 31, 2023. This increase is due to expansion of our customer base and higher demand for our security services during the year ended December 31, 2024 compared to the same period in 2023.

Cost of Services Sold.

Our cost of services sold increased by $2,941, or approximately 48% to $9,027 for the year ended December 31, 2024 compared to $6,086 for the year ended December 31, 2023. This increase was the result of company’s global expansion and other outsourced services to support the higher to directly support the higher demand for security services in the year ended December 31, 2024 compared to the same period in 2023.

	Year Ended December 31,
	2024	2023
Command Center Operations	$2,103	$1,387
Security Services	$6,924	$4,699
	$9,027	$6,086

Operating Expenses.

Our operating expenses for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended December 31,
	2024	2023
General and Administrative	$6,162	$5,787
Research and Development	$2,713	$2,980
Sales and Marketing	$1,417	$885
	$10,292	$9,652

Our operating expenses for the year ended December 31, 2024, were approximately $10,292 compared to approximately $9,652 for the year ended December 31, 2023, an increase of approximately $640 or approximately 6.6%.

The largest component of our operating expenses were general and administrative expenses, which were approximately $6,162 for the year ended December 31, 2024 compared to approximately $5,787 for the year ended December 31, 2023, an increase of approximately $375 or approximately 6.5%. This increase in general and administrative expenses was primarily due to (a) increases in stock option expenses, salaried staff, commissions, and insurance. Stock options expenses of approximately $488, salaried staff of approximately $250, commissions of approximately $149, insurance of approximately $100, and other general operating expenses of approximately $147,000; (b) decrease of approximately $759 related to a legal claim filed against the Company which were recorded in 2023 (see below under legal proceedings’).

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The second largest component of our operating expenses were research and development (“R&D”). R&D expenses were approximately $2,713 for the year ended December 31, 2024 compared to approximately $2,980 for the year ended December 31, 2023, a decrease of approximately $267 or approximately 9%. This decrease in R&D was primarily due to decreases in payroll of approximately $100, consulting fees of approximately $90, and other R&D expenses of approximately $77.

The remainder of our operating expenses were primarily comprised of sales and marketing expenses, which were approximately $1,417 for the year ended December 31, 2024 compared to approximately $885 for the year ended December 31, 2023, an increase of approximately $532 or approximately 60%. This increase in sales and marketing expenses was due to an increase in advertising and professional fees of approximately $314, payroll & commissions of approximately $138, stock options expenses of approximately $48, and other sales and marketing expenses of approximately $32.

Net Profit/Loss

As a result of the foregoing, the Company suffered a net loss of $ 11,017 for the year ended December 31, 2024, compared to a net loss of $12,257 for the year ended December 31, 2023, a difference of approximately 10%.

Off-Balance Sheet Arrangements

As of the date of this prospectus we have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

Overview

From inception we have funded our operations principally through the net proceeds from sales of our capital stock and to a lesser extent from cash flows generated from operating activities.

Summary of Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023.

(in thousands)	Year Ended December 31,
	2024	2023

Net cash (used in) operating activities	$(8,157)	$(6,995)
Net cash (used in) investing activities	(62)	(86)
Net cash provided by financing activities	7,540	6,780
Effect of exchange rate changes on cash	(32)	(4)
Cash and cash equivalents at end of period	$726	$1,437

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Operating Activities.

We continue to experience negative cash flows from operations as we expand our business. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as product and service development, such as engineering resources needed to maintain and refresh the technology platform, the Command Center operations, and selling, general and administrative. Our operating cash flows are also affected by our working capital needs to support growth and fluctuations in personnel-related expenditures, accounts payable and other current assets and liabilities.

Net cash used in operating activities for the year ended December 31, 2024 was approximately $8,157 which reflects our net loss of $11,017.

Investing Activities

Our investing activities have consisted primarily of the purchases of assets and equipment. We have invested in assets and equipment to support our Command Center growth.

Net cash used in investing activities for the year ended December 31, 2024 was approximately $62 which was entirely attributable to purchases of IT and other Electronic equipment.

Financing Activities

In June 2019 the Company entered into Loan and Security agreement (the “Loan Facility”) in the amount of $9,999,000. The principal amount outstanding under each Advance shall accrue at the following rate per annum rate equal to the greater of six and one-half percentage points (6.50%) above the Prime Rate of 12.00%, which interest shall be payable monthly. Immediately upon the occurrence and during the continuance of an event of default as defined in the contract, the Obligations shall bear interest at a rate per annum which is four percentage points (4.0%) above the rate that is otherwise applicable thereto.

In January 2021 the Loan Facility was amended (“First Amendment”) to restructure the payments due on February 2021 to be deferred until May 1, 2021, at which time such deferred payments shall be due in full. In June 2021 the Loan Facility agreement and First Amendment (collectively, the “Loan Agreement”) were further amended (“Second Amendment”) to restructure the payments due in May 2021 to January 2022 (collectively, the “Deferred Payments”). The Company shall repay Deferred Payments including principal amount in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance. In 2022 and 2023 the Loan Facility agreement was further amended to restructure the payments due on January 2022 to December 2023. The forbearance period was extended until September 2024 where all Deferred Payments including principal were to be repaid in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance.

In November 2023, a total of $3,152,000 from the loan were converted into equity as part of Series B Preferred Stock Offering (defined below).

Between July 2020 and November 2022, the Company entered into a series of Convertible Promissory Notes (the “Convertible Promissory Notes”) with its existing investors in an aggregate amount of $ 35,831,000. The principal amount bear 7% interest per annum. According to the terms of the Convertible Promissory Note, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803. If the Convertible Promissory Note remains outstanding at the maturity date, then, effective upon the maturity date (January 21, 2022), the majority noteholders may elect to convert the outstanding principal amount of the Convertible Promissory Notes and any unpaid accrued interest, into shares of the Company’s Series A Preferred Stock at a conversion price equal to the Series A Price Per Share.

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In December 2021, the Convertible Promissory Note dated July 2020 was amended to extend the maturity date of the notes to January 2, 2023 and later was extend further to January 2024.

In November 2023, all Convertible Promissory Notes (principal and interest) were converted to Series B Preferred Stock in connection with the issuance of an aggregate of 68,107,539 shares of Series B Preferred Stock in a private placement for gross proceeds of 43,227,213 (including the amount of indebtedness converted which was outstanding under convertible notes) as follows:

● 12,220,390 Series B-1 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511 for gross cash proceeds of $6,004,998. An additional 12,307,416 shares of Preferred B-1 Preferred Stock were issued upon the conversion of approximately $5,999,999 in Convertible Notes;

● 27,463,154 Series B-2 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.438760, which were issued upon the conversion of approximately $12,049,732 in Convertible Notes; and

● 22,171,986 Series B-3 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511, which were issued upon the conversion of approximately $10,809,146 in Convertible Notes.

As part of this issuance, all previous Series Seed and Series A Preferred Stock were converted into Common Stock.

On November 17, 2023, we also issued an aggregate of 703,583 shares of Series B-1 Warrants with par value of $0.0001, in connection with the Series B Preferred Stock. The Series B-1 Warrants have an exercise price of $0.438760 per share.

Issuance of Series CF Preferred Stock

On June 2024, the Company entered into a listing agreement, under regulation Crowdfunding (also known as Reg CF), whereby the Company agrees to sell securities to eligible investors through the funding portal through special purpose vehicle. As of December 31, 2024, the Company had raised a total of $1,368 and issued 1,932,677 Series CF Preferred Stock with par value of $0.0001 each, at a price per stock of $0.707810; The total fees recorded in 2024 were $97.

On September 2024, in parallel to Reg CF and under the same terms, the Company started to offer and sell securities under rule 506(c) of regulation D to accredited investors. As of December 31, 2024, the Company had raised a total of $2,985 and issued 4,216,707 Series CF Preferred Stock with par value of $0.0001 each, at a price per stock of $0.707810.

Our net cash provided by financing activities for the year ended December 31, 2024 was approximately $7,540 compared to approximately $6,780 for the year ended December 31, 2023, an increase of approximately $760 or 11%. This increase in cash provided by financing activities is principally the result of the Reg CF and Reg D506(c).

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The following table summarizes our financing activities for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Proceeds from Related Party Loans, net	$285	$1,385
Proceeds from Convertible Promissory Notes, net	-	$2,395
Issuance of Series B-1 Preferred Stock	$3,000	$3,000
Issuance of Series CF Preferred Stock	$4,352
Issuance of Series CF Preferred Stock fundraising fees	(97)
	$7,540	$6,780

Contractual Obligations and Commitments

In addition to ongoing capital expenditures and working capital needs to fund operations over the next 12 months, our contractual obligations to make future payments primarily relate to our operating lease obligations and insurance obligations, all of which are governed by agreements with month-to-month terms, and which are generally terminable after a notice period at any time. We purchase equipment, software and inventory necessary to conduct our operations on an as-needed basis.

Critical Accounting Estimates

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because they involve significant judgments and assumptions and require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. Our accounting policies have been established to conform with generally accepted accounting principles in the United States of America (“U.S. GAAP”).]

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments that are readily convertible to cash when originally purchased with maturities of three months or less.

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Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash and short-term deposit, other accounts receivable, trade payables, other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

●	Level 1 inputs are quoted prices in active markets for identical assets and liabilities;

●	Level 2 inputs, inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

●	Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Accounts Receivable

We have trade receivables which are recorded at the invoiced amount and do not bear interest. We evaluate the collectability of accounts receivable on a regular basis based on economic assessment of market conditions and review of customer financial history.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for major additions and improvements to property and equipment are capitalized and repairs and maintenance costs are expensed as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss are included in loss from operations in the period of disposal.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the property and equipment:

Leases

We determine if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on our consolidated balance sheet. Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments over the lease term.

Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using our incremental borrowing rate. Operating lease assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

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Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment and right-of-use assets, for indicators of impairment. If events or changes in circumstances indicate impairment, the Company measures recoverability by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

Research and Development Costs

Research and development costs are expensed in the period incurred. Research and development expenses primarily consist of costs incurred in performing research and development activities and include salaries, stock-based compensation, employee benefits, system qualification and testing incurred before releasing new system designs into production, depreciation and amortization, professional services fees, and facilities expenses.

Severance Pay

All the Israeli Company’s employees elected to be included under Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments (under the above Israeli Severance Compensation Law) in respect of those employees. These deposits are not recorded as an asset in the Company’s balance sheet.

Income Taxes

We apply the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, we assert certain tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge these positions, and the resolution of the matters could result in recognition of income tax expense in our consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the “more likely than not” criterion for recognizing the income tax benefit of uncertain income tax positions and to establish measurement criteria for income tax benefits. The Company has evaluated the impact of its tax positions and believes its income tax filing positions and deductions will be sustained upon examination.

Stock-Based Compensation

We adopted the fair value recognition provisions of Accounting Standards Codification No. 718, “Share-Based Payment” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations.

We estimate the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. For employees, the expected term is calculated using the plain vanilla formula as there is not sufficient historical information to provide a clear basis for a different calculation. Expected volatility was calculated based on similar publicly traded companies which operate in the same industry.

The risk-free interest rate is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term.

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Net Income per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period, using the treasury stock method. Any anti-dilutive effect of equity awards outstanding is not included in the computation of diluted net income per share.

Foreign Currency Translation and Transaction Gains and Losses

The functional currency of our wholly owned subsidiaries in Isreal, U.K. and France are the New Israeli Shekel, Pound Sterling and Euro, respectively. Accordingly, asset and liability accounts of the subsidiaries are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into U.S. dollars using historical rates. The revenues and expenses are translated using the average exchange rates in effect during the period, and gains and losses from foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated balance sheet.

Comprehensive Loss

We are required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. Comprehensive gain or loss is defined as a change in equity of a business enterprise during a period, resulting from transactions and other events and circumstances from non-owner sources. Our currency translation adjustment is the components of other comprehensive income (loss) that is excluded from the reported net income (loss) for all periods presented.

The JOBS Act

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies, and we intend to take advantage of those exemptions. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

●	disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

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In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. We intend to take advantage of the extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will remain an emerging growth company for up to five years, or until the earliest of: (i) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We do not believe that being an emerging growth company will have a significant impact on our business. Also, even once we are no longer an emerging growth company, we still may not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act unless we meet the definition of a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act.

BUSINESS

Overview

TG-17, Inc., dba Bond (“Bond,” “we,” “us,” “our” or the “Company”) was formed under the laws of the State of Delaware on April 11, 2017. We provide preventative personal security (the “Bond Preventative Personal Security Platform”) powered by artificial intelligence (“AI”). Once activated, the cloud-based Bond Preventative Personal Security Platform provides users with remote protective services via phone app (using its Bond Preventative Personal Security Platform) and with 24/7 support from our Personal Security Agents, who are in Bond Command Centers and can respond rapidly. We offer 14 distinct services through our phone app (the “Bond App”) and fully automated Bond Command Centers located around the world, that allow Bond members to choose when and how Bond will keep them secure while preserving their privacy.

The Bond Preventative Personal Security Platform is a multilayered, multifaceted technology platform that incorporates numerous technologies, inputs and outputs to other systems, and third-party information. It allows us to perform a large number of multi-functional activities relative to a large number of end-users/members, with a high level of precision, speed and reliability, as well as affordably, in a manner that is automated. The core functionality includes: (1) “look after” a massively scalable number of members/end-users simultaneously; at their or their guardians request, monitor them, collect data from multiple sources – on the phone of the member, from what Bond historically knows about the member; from what Bond knows about the area/location of the member, from what the member has shared with Bond – in order to detect anomalies in real time; (2) communicate with the member in order to verify their status, potentially engage Bond Personal Security Agents in order to calm, guide, deter or orchestrate help for the member; (3) record and analyze all activities in the Bond sphere, which included on the phones of the end-users, in the Command Centers and through our technology.

In 2017, Doron Kempel founded Bond and engaged an engineering and product team to begin developing Bond’s technology platform. By early 2019, we had raised approximately $42 million under Regulation D of the Securities Act. With these funds we quickly completed creating our technology platform and established fully automated command centers where our personal security agents can provide 24/7 support to our members (the “Bond Command Centers”) in the United States. We also established a comprehensive training and development program for our personal security agents (“Personal Security Agents”) and prepared the marketing and sales channels to sell our products to corporations (B2B) and to direct to consumers (DTC). By 2020, we had executed a full year of service operations on behalf of thousands of end-users (members).

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During the COVID outbreak and the associated lockdowns, we scaled down our operations and focused on maintaining Bond Command Center operations to service our few thousand members who were onboarded in 2019. During the pandemic, our founder, Mr. Kempel, and a group of dedicated investors provided funding for the business as needed, and we were able to continue developing and improving our Bond Preventative Personal Security Platform. As of the date of this prospectus, we have over a few thousand DTC end-users (members), and over 40 B2B customers who have chosen Bond as a solution for their employees. Based on our current B2B customer base, we believe that Bond is well positioned to becoming the standard of personal security the corporations will provide for their employees.

Our versatile Bond Preventative Personal Security Platform makes it possible – effectively, affordably and privately – to enhance the personal security and peace of mind of all people by combining:

●	Threat and anomaly detection integrating multiple signals and patterns that are monitored in real time.

●	Location accuracy.

●	Automation of multifaceted mission-critical response protocols well beyond what human response time and precision allow.

●	Rapid activation, guidance, and quality controls of human response by Bond Personal Security Agents in Bond Command Centers, as well as first responders and other forces in the vicinity of the event.

●	Integrated versatile communication modalities and redundancies among all parties involved in real time: member, Bond, first responders, and other public and private sector resources in the area. For example, military forces in some parts of the world, private sector patrol or similar resources, transportation, roadside assistance and even telemedicine.

●	Technological and operational innovation created by Bond’s software engineers gives Bond Control Centers an ability to rapidly respond to end-users – we estimate that on average our response time is within 4 seconds.

●	Personal Security Agents who are on various levels of alert, and who are able to fill anticipated or emerging coverage needs or gaps. This is an economical way to deliver high quality in seconds, without suffering high fixed costs and the low utilization rates that old fashioned call centers suffer from. Clearly, data analytics and Al are at the heart of this innovation. However, this also involves innovative employment schemes.

●	Innovative data privacy and data security technologies and processes.

Metaphorically, Bond democratizes personal security by offering a 24/7 “bodyguard for the rest of us” services. While 911/police handles emergencies and offers “zone defense”, Bond offers preventative, pre-911/emergency security 1x1 “man defense”.

At the time of publishing this prospectus, Bond has handled over 1.28 million security service requests, including upwards of 10,000 emergencies and lifesaving situations. We believe that our services work as advertised, increase personal security, save lives and enhance peace of mind. Customer satisfaction is high among corporate decision makers and members. Our business model creates favorable economics with a low cost of sales and high profit margin, and there is no known direct competitor (just arcane panic button solutions that do not address the personal security gap of preventative security). Due to our services and business model, Bond is currently in hyper-growth mode, growing as fast as we invest in marketing and sales resources to create market awareness.

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Our Mission

Everyone has experienced a time when they or someone they love were in a situation that made them feel uncomfortable, unsafe or even scared. One of the most common examples of this is walking alone at night - according to a Gallup poll, 40% of Americans - that’s approximately 140 million Americans - say that they do not feel safe when they walk alone at night. If each one of them feels this way once per week, that equates to 7.28 billion cases whereby Americans – we or our loved ones - feel unsafe. Even though people often feel unsafe, it can be too early to dial 911; but by the time it becomes dangerous for them, they will frequently not be able to complete a 911 call nor activate a panic button. This is a personal security and peace of mind gap that troubles billions of people globally: they are in situations that cause them fear, but don’t justify a 911 call. A painful minority of those situations will result in traumatic or terminal outcomes whereby the individual is unable to complete a 911 call.

Bond was created with the goal of enhancing personal security and peace of mind for all. Our vision is to become a globally recognized leader in the field of personal security and peace of mind serving millions of individual members globally. In all these pre-911 situations, what humans instinctively want is somebody professional to look after them. Yet, no company that we are aware of offers such pre-emergency 911 preventative security service. Further, United States regulators estimate as many as 10,000 lives could be saved each year if the 911 emergency dispatching system were able to get to callers one minute faster. Better technology would be especially helpful, regulators say, when a caller cannot speak or identify his or her location.

Our Solution

Our solution to this pre-911 problem was to establish a novel paradigm and create a new tier of preventative pre-emergency personal security: Unlike traditional apps, the Bond Preventative Personal Security Platform allows Bond to look after its members preventatively before an emergency, detect a threat and intervene preemptively, thus enhancing the likelihood of positive outcomes.

Based on our versatile AI program, our Bond Preventative Personal Security Platform allows members to use their smartphones to select from 14 service, eight of which are preventative in nature.

Once a member activates one of the services, we are able to look after them remotely using video, chat and certain sensory technology and/or Personal Security Agents. Our preventative services include video monitoring, monitoring your route, scheduling security checks for you and your loved ones, putting security agents on standby and emergency response coordination, giving you multiple layers of security and peace of mind in 28 countries and growing. Our members can also contact live, trained Personal Security Agents 24/7 via chat, phone, or video, which gives them a sense that they are not alone - effectively acting as a personal security companion. Our Personal Security Agents respond in seconds and can detect anomalies and risks, de-escalate situations, offer guidance, deter unwanted company or perpetrators using video, and coordinate help with first responders and other security and non-security resources of the public or private sector.

Bond is advised by the foremost security experts globally, including former heads of United States Secret Service, the Federal Bureau of Investigation, major metropolitan police chiefs around the world, and heads of military special operations units. They continue to help us identify the trends and missing links within personal security and define our solution to meet it. Our cloud-based AI program also allows our B2B customers and DTC members to scale their services geographically over multiple locations.

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Our Bond Preventative Personal Security Platform Products and Services

1.	The Bond – Personal Security Smartphone Application

The Bond - Personal Security application (the Bond App), uses our Bond Preventative Personal Security Platform to combine cutting-edge technologies and Personal Security Agents to provide preventative and other services to our members.

The Bond- Personal Security application was designed to be intuitive to understand and use, and to offer our members the freedom to choose how and when they wish to be looked after by Bond.

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The end-user journey allows them to get oriented regarding the unique properties of the platform, starting with a video that they must watch https://vimeo.com/1033573414/f710ed7ca8?share=copy, then the journey through the app orientation allows for short videos for each service that explain the why, when and how to activate each service. Practice Mode allows the end-user to get comfortable with the service, and Bond’s Bond For Safety program implies that we’ll reach out to them and encourage them to use the service.

Set forth in the table below is a summary of the existing services Bond provides through our Bond – Personal Security application, their key features and the current target markets that they serve.

Video Monitor Me	Ability for a member to connect to a Personal Security Agent on video call, who can calm the member, guide the process, deter and/or orchestrate help.

Track Me On The Go	Ability for Bond to track a member in transit and detect anomalies that pertain to route, speed, and other patterns.

Ready An Agent	An ability for the member to rest their fingers on the Bond app screen and have a Personal Security Agent look after them from a Command Center. Upon release of the screen Bond doesn’t just connect the end-user to the near 911 center. Rather, a Personal Security Agent will enter the screen of the member’s phone via Video in order to check on the member and potentially deter or orchestrate help.

Run a Security Check on me	Schedule a Security Check at a time of the member’s choosing.

Chat	Ability to use a Chat function to dialog with a Personal Security Agent and technologically/operationally deep set of services to look after the member and detect anomalies

Audio call	Ability for a member to connect to a Personal Security Agent on an audio call, who can calm the member, guide the process, deter and/or orchestrate help.

Video call	Ability for the member to reach out and communicate with a Personal Security Agent via video call, who can calm the member, guide the process, deter and/or orchestrate help

Activate Siren	This feature allows the member to activate a sharp sound of a siren through their phone, coupled with flashing lights. This is intended to draw attention to the member and potentially deter a potential assailant who will assume that bystanders are now watching. The Bond Command Center will get notification regarding the activation of the siren and will reach out to the member via video.

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Activate the SOS	This acts as a panic button and connects the member to the local emergency (911 in the US) center. This will also notify the Bond Command Center and an agent will look into the situation and try to help.

Location Services	This allows the member to establish a group (for example, including family members) and set alerts that inform the member when others in the group arrive/depart chosen locations. With the member’s permission, others in the group can also see where s/he is.

Bodyguard	This service allows members to reserve a bodyguard. They reach out to the Bond Command Center vis this button and need to explain the circumstances under which they want to use the bodyguard. Bond qualifies that the user and the context comply with Bond protocols and will reserve a bodyguard for the member

Send Car	The member pushes the button and a Bond agent will respond via video and arrange transportation (a taxi, Uber or similar) for the member. The Bond agent will continue to monitor the member until s/he arrives at the destination

Roadside assistance	Bond will arrange roadside assistance for the member and continue to monitor the situation until the member is safe at their destination

Telemedicine	The Bond agent will organize a connection between the member and a doctor of a Bond partner. Once the connection is made, the Bond agent will get off the line in order to ensure privacy for the member.

2.	The Bond Command Center

Bond developed the Bond Command Center technology to work in conjunction with the Bond – Personal Security application on members’ phones. This allows the Bond Command Center and the Personal Security Agents in the Command Centers to look after any member how and when they wish to be looked after.

Whenever a Bond member wishes to be looked after, they indicate such desire by activating a service among the 14 services on the Bond – Personal Security application. The application will then monitor various dimensions of the current surroundings of the member via the phone: location, motion, route, pace, sound, imagery, manner in which the phone is held by the member, battery, connectivity and other inputs. These “sensors” present a situation to the Command Center and can pattern recognize anomalous indicators. Depending on the service requested, the Command Center can check on the member in various ways through technology or Personal Security Agents, including by way of an audio or video call or chat message.

Some of the capabilities are realized without a need for Personal Security Agent to engage. For example, Ready An Agent, Track Me On The Go and Security Check are all services that allow Command Center technology and the Bond-Personal Security application technology to fulfill the service requests and only activate Personal Security Agents if there is a perceived risk.

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The Command Centers allow the Personal Security Agents to quickly and effectively connect to local first responders who are then coordinated and briefed by Bond about the member’s situation in order to elevate the likelihood of positive outcomes. Local first responders are typically pre-briefed about us and our services by Bond’s advisors in the countries and states in which Bond is active.

Personal Security Agents, first responders, third parties and our members can all collaborate effectively and efficiently with the orchestration of the Command Center. For example, a few Personal Security Agents can work together on a member’s situation: the primary Personal Security Agent will be on a call with the member instructing them; secondary Personal Security Agents may be coordinating first responders, military, transportation, medical assistance, may add translators to the “group session”, may speak with the family of the member and more. Typically, a Bond shift supervisor or manager will help orchestrate complex cases. When required, information is passed efficiently from the Command Center to any of the field resources who are aiding the member.

The Command Center can connect to the right first responder 911 PSAP (Public Service Answering Point) in the vicinity of the Bond member, in the United States and in 28 countries in which we currently offer our Bond Preventative Personal Security Platform services.

All activities and cases are fully recorded (both audio and video) including, the sensory data collected on the member’s phone, all actions in the Command Center (all Personal Security Agents are under video monitoring and recording through their shifts). The information is available to first responders in real time and to a court of law.

Both the Bond – Personal Security application and the Command Centers rely on the cloud-based Bond Preventative Personal Security Platform for operation. All data is stored and most processing that does not occur on the phone application is handled by our cloud-based platform.

The Bond technology platform is realized through the Bond App, in the Command Centers and in a cloud storage service offered by Amazon. All of our technologies and the data reside in our Amazon cloud storage. These technologies “drive” the operations in the Command Centers and on the Bond App.

3.	The Bond Personal Security Agents

An important aspect of the Bond Preventative Personal Security Platform is the Personal Security Agent. We recruit and train all of our Personal Security Agents, each of which has undergone a rigorous background check. Each Personal Security Agent is trained on local 911 protocols as well as on all our services and internal protocols.

Our Personal Security Agents are trained to interact with our AI-based technology which handles most of the detection of anomalies, guides the Personal Security Agents’ workflows that apply to each situation and member, facilitates communication between the Personal Security Agents, first responders and others. This automation of function and interaction with technologies facilitates our Personal Security Agents’ precision and speed of action.

Much of Bond’s innovation is associated with the efficiencies of recruiting, training, staffing and quality control measures of all Command Center and Personal Security Agent activities. We apply sophisticated data analytics in order to determine how many Personal Security Agents to staff during each shift in order to ensure that our Personal Security Agents’ response time is in seconds. Personal Security Agent staffing is organized such that members are most likely to connect with local Personal Security Agents. Personal Security Agents can appear on the screen of the members via video, observe the situation, guide and even deter would-be aggressors. This is based upon a growing body of evidence regarding the fact that perpetrators almost categorically wish to avoid witness and cameras and that security cameras reduce crime rates.

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Bond is continuously developing additional technologies and capabilities that enhance security, enhance the ability to efficiently sell and onboard members, as well as capabilities that enhance the efficiency of the Bond operations. Such technologies and capabilities reside mainly on the Bond app, in the Bond Command Center software and on the cloud. In parallel to the services that are offered to end-users via the Bond app, Bond is developing its physical world services that include a Drone First Responder (DFR) solution (meant to assist Bond members by dispatching a Bond drone to their location); security guards as well as bodyguards. The long-term vision is that all such services will eventually be automated and “robotic”, orchestrated via the Bond Command Center. Bond’s relationship with its customers often allows it to offer multiple solutions and services.

Other Services

While Bond’s Preventative Personal Security Platform is the core of Bond’s services, Bond’s growth includes these three synergistic services that have incremental potential.

1.	Air Guardian First Responder Drone Service

Bond has developed an innovative service that is intended to expedite a response to our members. Our specialty drone (with megaphone, spotlight, night/day camera, parachute and redundant telecommunications capabilities) is operated by Bond personnel and can be activated to reach a location where a member requires assistance. Bond can activate the drone on behalf of its members (to look after them, to deter unwanted company and to help point arriving first responders to the exact location of the individual in need). Another mode of operation is to operate the drone on behalf of local first responders. The service has already been operational for two years in Coral Gables, FL.

2.	Executive Protection & Guarding

Bond is addressing a perceived quality gap in the personal security market whereby guarding services lack adequate quality controls. We strive to balance decorum and diligence by utilizing our technologies and Command Centers in order to monitor security guards 24/7. Bond handles Executive Protection (bodyguards) and security guard requirements for both corporations and some of the most affluent families in the United States.

3.	Bond Consulting & Special Services

Our consulting services are offered to corporations, families and individuals. We leverage our in-house know-how and network of top-performing solution partners in order to orchestrate the assessment, design, deployment and day-to-day management of various security solutions and projects: threat detection, alarm systems, investigations, Executive Protection both abroad and in the United States, guarding, security assessments and training of personnel.

Our Business Model

Bond offers a subscription-based service. Members can pay for the service monthly but primarily choose to pay annually. Our Preventative Personal Security services operate on a cloud services delivery model.

We currently sell Bond services to corporations for their employees as an annual subscription. We also partner with consumer brands with the intention of having such corporations gift, sell or subsidize the Bond service on behalf of its customers. Our DTC sales are primarily accomplished by subscriptions through the Bond – Personal Security application available through the Apple and Google Play app stores.

Our Market

The personal security market is set to explode, reaching $338.23 billion by 2030 according to an Allied Market Research report. People increasingly seek proactive solutions to stay safe, creating an opportunity for Bond’s approach to personal security.

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Hypothetically, any adult with a smartphone can become a Bond member by subscribing to the Bond Preventative Personal Security Platform services through the Bond App. According to Backlinko, there are 7.34 billion smartphone users worldwide, which is 91% of the global population. While it is technically possible for Bond to service such a larger market in terms of the technological scalability and human resources (mainly Personal Security Agent) over the course of the next 20 years, it is likely not practical that all these phone users will be interested in using Bond and/or that there will not be competitors that address some of that market. The degree of relevance that Bond services offer each individual also differs, since risks are not evenly distributed across genders, age groups, locations, professions, marital status and family dynamics. Further, people differ in terms of their perception of risk and their interest in having a service such as Bond.

We are currently focused on engaging B2B and business to government (B2G) through corporations, universities, municipalities, government agencies and states as these institutions have access to most households around the world. Our engagement with consumer brands can also reach this audience, especially, if insurance companies decide that Bond reduces their risk and financial exposure, they can create incentives or obligations for their clients (consumers and corporations) to use Bond or Bond-like services. Our DTC route to market allows Bond to reach out to consumers via multiple marketing channels.

In summary, Bond is addressing a very large market that can be addressed via multipole Go-to-Market routes. If Bond is able to grow organically, generate high positive cashflow stream and raise capital at a favorable valuation, we believe that it can grow and within 10 years potentially get to 100 million end users, who – at a hypothetically low $50/user/year, implies $5 billion in annual revenues.

Our Competition

We believe that Bond is the first and only company offering pre-emergency, preventative 24/7 personal security and peace of mind service that’s effective, affordable and preserves privacy. As of the date of this prospectus, we are not aware of any company that offers all primary capabilities that Bond offers:

●	Pre-emergency/911 service and concept of operation- in other words, a service that by design allows you to be looked after before a situation is an emergency.

●	A set of services that allows the member to choose how to be looked after in various situations.

●	The technological depth of the services, which allows for massive scalability (in most services the technology and not the Personal Security Agents do the “monitoring” and detection, before activating the Personal Security Agents.

●	Importantly, the Command Center and the Personal Security Agents who act as “Personal Security Companions” use Bond technologies and innovative operational approach to connect any Bond member to a Personal Security Agent in seconds, and allow the Personal Security Agents to handle difficult situations and emergencies, including orchestration of first responders and other security forces and third parties in the area.

There are numerous companies that offer some variation of a panic button. A panic button is meant to be activated only in an emergency and assumes that the end-user will actually be able to activate the panic button if an emergency occurs. At that point, the operating center of the panic button vendor typically simply notifies the local first responders. Typically, they have no situational awareness regarding what is going on with the end-user since they are rarely on video or audio. We believe that they have no ability to deter since they are not on video with the end-user. Typically these services are not staffed with ample number of security professionals to be able to address all pre-911/emergency “look after me” situations since they are not staffed accordingly and are not conceptually oriented/designed for the very much larger volume of not-yet-emergencies that Bond is designed to handle. Unlike these services, we offer pre-emergency/911 services is based on a collection of capabilities that are inseparable: (1) the orientation and the promise to the end-users that they are allowed and encouraged to use the service in such pre-emergency situations (this is a promise/invitation that emergency 911-like service are making); (2) it requires technologies that can “look after people” in such situations of pre-emergency concerns, which is much more frequent that actual emergencies.

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Bond invested more than 350 engineering years in designing, developing and testing the Bond Preventative Personal Security Platform that includes the Bond Personal Security application, the corresponding Bond Command Center and our technologies that reside in our Cloud storage. This equates to approximately $70 million in investment for the creation and testing our services.

While a competitor that wishes to emulate Bond would simply have to copy some of the visible aspects of the AI-based platform, much more work would be required to properly design a platform that it is scalable, reliable, and efficient with regard to the operation of the Personal Security Agents, including the reasonable level of the cognitive burden on them due to leveraging automation and sophisticated workflows that were developed by security experts that guide the handling of various situations. Then, a would-be competitor will need to properly test the overall platform in order to ensure that the overall operation is reliable and effective, since handling the security of people sets a high bar in terms of responsibility of the service provider.

That all said, Bond believes that companies like Amazon, that possess competencies around developing novel technologies and competencies to operate a large workforce in the physical world (drivers, distribution centers, etc.) can develop and operate a platform like Bond. This statement, however, is likely true about any technology or service that a company with the resources and competencies of Amazon decides to pursue.

Our Customer Base

As of the date of this prospectus, Bond’s B2B customers include 2 of the 3 largest corporations in the world; and about 10 additional corporations that generate greater than $20 billion in annual revenues, including:

●	One of the top three largest smartphone vendors in the world
●	One of the top three largest credit card companies in the world
●	One of the top three largest sports apparel companies in the world
●	One of the top three largest homecare providers in the world One of the top three television sports networks in the world
●	One of the top three gig/freelance labor companies in the world
●	As well as cities and universities

This list of leading institutions, who have all chosen Bond on behalf of their thousands of people are adopting and setting Bond as a new standard of care for employees, residents, students and family members.

None of these customers represents more than 5% of the total annual revenues of Bond or more than 10% of the net cash collections annually. However, these customers are generally in expansion mode and it is possible that one or a few of them will increase their revenues and represent a larger percentage of the annual revenues or net cash collections.

Bond entered a B2B to customers (B2B2C) agreement with Mastercard that has the potential to become a very large percentage of Bond’s current revenue and cash collection annually. At this time, however, this relationship does not yet yield a significant percentage of annual revenues or cash collections.

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One of Bonds private equity firm customers is projected to represent approximately 50% of our annual 2025 revenues, and 30% and declining percentage of our bookings, but only approximately 20% of the annual net cash collections, and likely declining by 50% per year in 2026 and beyond.

Bond is also in the midst of negotiations and pilot projects with various cities, communities and universities that each have the potential to become 10-15% of Bond’s annual reoccurring revenue (ARR) in 2025 and 20-30% of our net cash collections in 2025.

As our company matures and grows, it is anticipated that within two to three years no single customer or partner will represent more than 20% of total revenues, ARR or net cash collections.

Our Employees

As of March 31, 2025, we had 24 full-time employees and 39 part-time employees. We also use a considerable number of globally-sourced contractors and advisors who are not included in our employee count. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider the relationship with our employees to be good. We generally enter into agreements with our employees that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Outsourcing

We currently outsource a number of our key functions to third parties, including some software development, legal and payroll.

In addition, we host our Bond Preventative Personal Security Platform on cloud platforms provided by Amazon Web Services (AWS) Amazon.com, Inc.

An additional investment is associated with the various ecosystem relationships and partnerships in 28 countries, enabling Bond to work harmoniously with local first responders, and other service providers (roadside assistance, transportation, bodyguards on demand and access to doctors). We estimate this investment as $2M.

In parallel to the services that are offered to end-users via the Bond App, we are developing its physical world services that include a Drone First Responder (DFR) solution (meant to assist Bond members by dispatching a Bond drone to their location) and security guards as well as bodyguards. The long-term vision is that all such services will eventually be automated and “robotic”, orchestrated via the Bond Command Center. Bond’s relationship with its customers often allows it to offer multiple solutions and services.

Plan for Development and Expansion

Plans & Strategies

Bond plans to continue expanding into new markets through the provision of its Bond App services to both travelers and residents. Bond currently intends to invest approximately $1,000,000 over the next two years into developing partnerships with governments and local service providers in additional countries, which will enable Bond to provide its services to residents of those countries as well as visitors.

Bond is also investing approximately $5,000,000 into product development, including the development of physical services that include a Drone First Responder (DFR) solution (meant to assist Bond members by dispatching a Bond drone to their location) and security guards as well as bodyguards. The long-term vision is that all such services will eventually be automated and “robotic”, orchestrated via the Bond Command Center.

Bond intends to raise the funds needed for these investments through a combination of bridge financing and equity lines of credit.

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Regulatory Environment

We are subject to a number of U.S. federal and state and non-U.S. laws and regulations that involve matters central to our business. These laws and regulations involve security services, privacy, data protection, intellectual property, other subjects. We are subject to a number of U.S. state occupational licensing laws that apply to security agencies and private security officers, as well as similar regulations in France regarding the license to practice physical protection of persons. Any liability we may have from our failure to comply with these regulations may materially affect our business by restricting our operations and subjecting us to substantial penalties. In addition, our current and future operations may be subject to additional regulation as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted. In addition, any new licensing requirements, if introduced, could be burdensome and expensive or even impose requirements that we are unable to meet. In the ordinary course of business we and customers using our solutions access, collect, store, analyze, transmit and otherwise process certain types of data, including personal information, which subjects us and our customers to certain privacy and information security laws in the United States and internationally, including, for example, the California Consumer Privacy Act (the “CCPA”), which took effect January 1, 2020, and the California Privacy Rights Act (the “CPRA”) which took effect January 1, 2023, and which significantly amended the CCPA, and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data and imposes significant data privacy and potential statutory damages related to data protection for the data of California residents.

The CPRA also created a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security and may increase our compliance costs and potential liability. In addition to the CCPA, numerous other states’ legislatures have passed or are considering similar laws that will require ongoing compliance efforts and investment. For example, Virginia passed the Virginia Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which differ from the CPRA and became effective in 2023. Similar laws have been proposed in other states as well and at the federal level. Other international laws are also in place or pending, and such laws may have potentially conflicting requirements that would make compliance challenging.

In the European Union, the General Data Protection Regulation of 2018 (the “GDPR”) significantly expanded the rules on using personal data and increased the risks of processing personal data. Some of the new requirements include:

●	accountability and transparency requirements, which require those who control data to demonstrate and record compliance and provide certain detailed information to users regarding the ways in which data is used and processed;

●	enhanced data consent requirements, which includes “explicit” consent with regard to information the regulation classifies as sensitive data;

●	obligations to consider data privacy as new products, services and systems are developed, including ways to limit accessibility of data as well as the amount of information collected, processed, and stored;

●	constraints on using data to profile users;

●	obligations to provide users with personal data in a usable format on request and to erase personal data in certain circumstances; and

●	reporting to data protection authorities of potential breaches without undue delay (72 hours, where feasible).

Other foreign jurisdictions in which the Company operates, or in which it has its services available, have implemented, or are considering implementing, data privacy laws and regulations, many of which are similar to the GDPR.

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Under these data protection and privacy laws, we and our customers are required to maintain appropriate technical and organizational measures to ensure the security and protection of personal data and information, and we must comply (either directly or indirectly in support of our customers’ compliance efforts, as may be provided for the agreements we enter into with our customers) with a number of requirements with respect to individuals whose personal data or information we collect and process. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

Similar to other companies (like e-Bay, Uber or Facebook) that developed a platform for service delivery, much of Bond’s technology stack is not patented. Frequently, while the platform design and the technology require great skill and talent to create and develop, it is not eligible for a patent. For Bond, some of our technologies and solutions are purposefully not patented as filing a patent allows would-be competitors to learn about the manner in which a technology is designed and find a method to deliver the same function in a different process. In such cases, Bond preferred to maintain such capabilities as trade secrets, not even publishing that such functionality exists, rather than explaining that it exists and how Bond developed it.

That said, Bond does have patents and pending patents and applications around some of the areas of its technology stack.

Case Number	Billing Number	App Client Ref	Country	Case Type	Application Status	App Title	App Number	Filing Date	Patent Number	Issue Date
092418-593660	092418-593660	T017-7000US1	US	ORD	Granted	System and method for threat monitoring, detection, and response	15/956,456	April 18, 2018	10,600,295	March 24, 2020
092418-597726	092418-597726	T017-7001US1	US	ORD	Granted	System and method for real-time decoding and monitoring for encrypted instant messaging and other information exchange applications	16/002,820	June 7, 2018	10,637,674	April 28, 2020
092418-618715	092418-618715	T017-7004US0	US	CIP	Granted	Systems and methods for real-time adjustment of neural networks for autonomous tracking and localization of moving subject	16/416,887	May 20, 2019	11,216,954	January 4, 2022
092418-630858	092418-630858	T017-7003US1	US	ORD	Granted	Systems and methods for autonomous machine tracking and localization of mobile objects	16/519,996	July 23, 2019	11,125,563	September 21, 2021
092418-639739	092418-639739	T017-7000CA	CA	PCT	TBA-In Process	System and method for threat monitoring, detection, and response	3,062,459	November4, 2019
092418-639741	092418-639741	T017-7000IL0	IL	PCT	Granted	System and method for threat monitoring, detection, and response	270310	October 30, 2019	270310	September 1, 2020
092418-679510	092418-679510	T017-7003CA0	CA	PCT	Granted	Systems and methods for autonomous machine tracking and localization of mobile objects	3,107,374	January 21, 2021	3,107,374	September 27, 2022
092418-679526	092418-679526	T017-7003IL0	IL	PCT	Granted	Systems and methods for autonomous machine tracking and localization of mobile objects	280328	January 21, 2021	280328	December 1, 2021
092418-706033	092418-706033	T017-7006US1	US	ORD	Granted	Systems and methods for generating emergency response	17/512,952	October 28, 2021	11,653,192	May 16, 2023
092418-722181	092418-722181	T017-7007US1	US	ORD	Granted	System and method to register improved accuracy geofences	17/704,489	March 25, 2022	12,200,564	January 14, 2025

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We also rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Property

Our mailing address is 85 Broad St. New-York, NY 10004, which is at a private office space. The space serves as the location of our corporate headquarters. We also lease spaces at NJ, Israel, UK and France on a month-to-month basis or a 12-month lease period for a total of $20 per month, which serves as our local Command Centers and development offices.

We believe that our facilities are adequate for our current and anticipated near-term needs and that suitable additional or substitute space would be available if needed.

Legal Proceedings

In July 2022, the Israeli Subsidiary gave the lessor advanced notice of its intention to exercise the exit point on December 31, 2022, while negotiating the fifth-year terms. The parties were unable to reach agreements and in July 2023 the subsidiary vacated the leased premises. In February 2025 a lawsuit was filed against the Company for a total of $1,600. Given the preliminary stage in which the lawsuit is at, the Israeli Subsidiary’s lawyers cannot reasonably assess the likelihood of the claims to be accepted by court. Given that Company’s plan to litigate the case, and given the dynamics of such trials in Israel, a decision by a court is not anticipated until 2027.

From time to time, we may be party to litigation arising in the ordinary course of business. Except as described above, as of the date of this prospectus, we are not subject to any material legal proceedings nor, to the best of our knowledge, are any material legal proceedings pending or threatened against us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information, as of the date of this prospectus, concerning our executive officers:

Name	Age	Position
Doron Kempel	61	Chief Executive Officer, Director
Amit Hod	41	Head of Corporate Operations & Finance
Joseph DeSalvo	59	Head of Global Security
Michael Lambert	52	Head of Commercial Operations

The following is a biographical summary of the experience of our executive officers.

Doron Kempel

Doron Kempel is Chairman and CEO at Bond. Prior to founding Bond in 2017, Doron was Founder and CEO of SimpliVity Corporation, which pioneered hyper converged IT infrastructure, a novel cloud architecture that radically simplified IT infrastructure and was eventually acquired by HPE. Previously, was co-founder, Chairman and CEO at Diligent Technologies, which was eventually acquired by IBM. Doron holds an MBA from Harvard Business School, as well as Law and Philosophy degrees from Tel-Aviv University. Additionally, he served for approximately ten (10) years in the Israeli Defense Forces.

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Amit Hod

Amit Hod is Head of Corporate Operations & Finance at Bond. In this role, he leads the company’s daily activities across functions such as finance, IT, and regulatory compliance. Prior to Bond, Amit was the Chief Financial Officer at BCM where he leads the company’s acquisition. Before, he was a senior auditor at PwC, managing financial audits of start-ups in the high-tech and online arenas, private and listed companies. Amit holds a B.A in accounting and information technologies and M.A in law. Additionally, he served for eight (8) years in the ministry of defense.

Joseph DeSalvo

Joseph DeSalvo was most recently Chief Security Officer of Blackstone and has more than twenty (20) years of experience in corporate security and investigations. Based in New York, he oversaw security for Blackstone’s facilities, employees and assets, business continuity, crisis management, duty of care and executive protection for all offices globally. A former FBI Special Agent and United States Army veteran, Mr. DeSalvo has held similar roles at Charles Schwab & Co., Bankers Trust Company and Iron Mountain. Mr. DeSalvo earned his MBA from the University of Hartford, and he holds executive leadership certifications from Georgetown University and the Kellogg School of Management at Northwestern University.

Michael Lambert

Michael Lambert is Head of Commercial Operations at Bond. A multilingual enterprise sales leader with an unbroken string of organizational success stories, Michael is a board-facing executive who joined Bond most recently from Vectra AI, a pre-IPO cybersecurity market disruptor, where he established and grew the top-performing regional sales team globally. Prior to this, Michael was the VP/GM of the Americas at MSC Software, leading a cross-functional team through a turnaround success that enabled the company to exit private equity with an attractive multiple. Formative sales experiences at PTC and IBM prepared him to step into the MSC role. Michael spent five (5) years active duty in the US Marine Corps after he graduated with honors from the US Naval Academy. He speaks, reads and writes Japanese and Spanish.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of one (1) director. Our amended and restated bylaws provide that, subject to the rights of holders of any series of our preferred stock to elect directors, the number of directors on our board of directors shall be fixed from time to time solely by resolution of the majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Pursuant to the Third Amended and Restated Stockholders’ Agreement, dated June 24, 2024, by and among the Company, certain named holders of Common Stock and Non-Voting Common Stock, and the Series B Preferred Stock investors (the “Stockholders Agreement”), increasing the number of directors requires the consent of the Company, the investors holding a majority of the then outstanding shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock (collectively, “Voting Preferred Stock”) and the holders of a majority of the outstanding shares of Common Stock then held by the founders of the Company .

Pursuant to our amended and restated bylaws, subject to the preferential rights of holders of any series of our preferred stock, any newly created directorship that results from an increase in the number of directors or any vacancy on our board of directors can only be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and cannot be filled by the stockholders. Further, any member of our board of directors or our entire board of directors may be removed with or without cause.

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When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

Our board of directors has determined that all no member of our board of directors is independent directors for purposes of the rules of Nasdaq and the SEC. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant, including the beneficial ownership of our Common Stock by each non-employee director. However, upon the effectiveness of the registration of which this prospectus forms a part, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC, subject to applicable phase-in periods for committees.

Board Leadership Structure

Our board of directors is currently chaired by Doron Kempel. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Our board of directors may also establish other committees from time to time to assist the board of directors. Upon the effectiveness of the registration of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. Upon our listing on Nasdaq, each committee’s charter will be available on our website at [INSERT WEBSITE LINK TO POLICIES].

Audit Committee

Although we have formed an Audit Committee, there are currently no members serving on the committee. However, upon the effectiveness of the registration of which this prospectus forms a part, the Audit Committee will consist of [●], [●] and [●]. Each of [●], [●] and [●] satisfy the independence requirements of Rule 5605(a)(2) of the NASDAQ Stock Market listing rules and SEC Rule 10A-3.nominees. Our board has affirmatively determined that [●] is designated as the “audit committee financial expert.” The designation shall not impose on [●] any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and the board members. The audit committee’s responsibilities include:

●	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

●	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our annual report on Form 10-K;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing quarterly earnings releases.

Compensation Committee

Although we have formed an compensation committee, there are currently no members serving on the committee. However, upon the effectiveness of the registration of which this prospectus forms a part, the compensation committee will consist of [●], [●] and [●]. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in Nasdaq rules and is a “non-employee director” under Rule 16b-3 under the Exchange Act. In addition, our board of directors has determined that each member of the compensation committee meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules. The compensation committee’s responsibilities include:

●	reviewing and approving our philosophy, policies and plans with respect to the compensation of our chief executive officer;

●	making recommendations to our board of directors with respect to the compensation of our chief executive officer and our other executive officers;

●	reviewing and assessing the independence of compensation advisors;

●	overseeing and administering our equity incentive plans;

●	reviewing and making recommendations to our board of directors with respect to director compensation; and

●	preparing the compensation committee reports required by the SEC, including our “compensation discussion and analysis” disclosure.

Nominating and Corporate Governance Committee

Although we have formed an Nominating and Governance Committee , there are currently no members serving on the committee. However, upon the effectiveness of the registration of which this prospectus forms a part, the members of our nominating and corporate governance committee will be [●], [●] and [●]. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

●	identifying and screening individuals qualified to become members of the board of directors;

●	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

●	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

●	overseeing the evaluation of our board of directors and management.

Code of Conduct

We have adopted a written code of ethics and business conduct, that applies to our directors, officers and employees, including our chief executive officer, head of finance, head of global security or persons performing similar functions. In connection with the effectiveness of the registration statement of which this prospectus forms a part, a current copy of the code will be posted on our website at [INSERT WEBSITE LINK]. If we make any substantive amendments to, or grant any waivers from, the code of ethics and business conduct for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. For the fiscal year ended December 31, 2024, our “named executive officers” and their positions were as follows:

●	Doron Kempel, Chief Executive Officer and Director;

●	Amit Hod, Head of CorpOps & Finance;

●	Joseph DeSalvo, Head of Global Security; and

●	Michael Lambert, Head of Commercial Operations.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” and a “smaller reporting company,” each as defined under SEC rules, we are not required to include a compensation discussion and analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

2024 Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by or paid to our named executive officers during the fiscal years ended December 31, 2024 and 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)		Total ($)
Doron Kempel	2024	31,200	-	1,298,195		1,329,395
Chief Executive Officer and Director	2023	31,200	-	-		31,200
Amit Hod	2024	153,000	-	427,257	(2)	580,257
Head of Corporate Operations & Finance	2023	153,000	-			153,000
Joseph DeSalvo	2024	315,000	337,500	761,842		1,414,342
Head of Global Security	2023	283,500	-			283,000
Michael Lambert	2024	225,000	250,000	97,364		572,364
Head of Commercial Operations	2023	-	-			-

(1) In accordance with SEC rules, amounts in this column reflect the aggregate grant date fair value of stock options for shares of Common Stock granted computed in accordance with ASC 718, rather than the amounts paid or realized by the named individual. We provide information regarding the assumptions used to calculate the value of the stock options granted in Note 4 to our audited financial statements included elsewhere in this prospectus.

(2) The exercise price for the option awards awarded to our named executive officers was modified pursuant to a reverse stock split on November 11, 2023 except in relation to the exercise price for the option awards awarded to Mr. Hod.

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2024 Salaries

In 2024, our named executive officers received an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For the fiscal year ended December 31, 2024, the annual base salary of the following executive officers remained consistent with salaries paid in the fiscal year ended December 31, 2023: Mr. Kempel at $31,200 and Mr. Hod at $153000.

Mr. Lambert joined the Company in the fiscal year ended December 31, 2024 with an annual base salary of $225,000.

2023 Salaries

In 2023, our named executive officers received an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

2024 Bonuses

For the fiscal year ended December 31, 2024, Mr. DeSalvo and Mr. Lambert were eligible to earn a bonus based on the achievement of goals and milestones, as determined by the Company in its sole discretion. For the fiscal year ended December 31, 2024, both Mr. DeSalvo and Mr. Lambert received bonuses amounting to $385,000 and $215,000 respectively.

2023 Bonuses

For the fiscal year ended December 31, 2023, none of the executive officers were eligible for or earned a bonus based on the achievement of goals and milestones, as determined by the Company in its sole discretion.

Equity Compensation

Our named executive officers received stock options to purchase shares of Common Stock that were granted in 2024 pursuant to the Company’s Amended and Restated Equity Plan. No stock options were granted in 2023.

In 2024, the named executive officers were awarded stock options to purchase the following number of shares of Common Stock: Mr. Kempel - 9,272,828, Mr. Hod - 577,677, Mr. DeSalvo - 755,120 and Mr. Lambert - 695,461.

In 2023, the named executive officers were awarded stock options to purchase the following number of shares of Common Stock: Mr. Hod - 60,567 and Mr. DeSalvo - 107,403. In 2023, no stock options were awarded to Mr. Kempel.

Many of the stock options granted to our named executive officers in 2024 vest over four years, with a 1/4 on the first anniversary date of the vesting commencement date and 1/48th each month thereafter until fully vested, subject to continued service. All of the stock options granted vest over a period of time not to exceed 10 years from the grant date

For additional information about the Amended and Restated Equity Plan, please see the section titled “—Equity Compensation Plans” below.

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Other Elements of Compensation

Retirement Plans

We participate in the TG-17, Inc. 401(k) Plan, which is available to all of our employees, including our named executive officers. Our named executive officers are eligible to participate in the TG-17, Inc. 401(k) Plan on the same terms as other full-time employees. As per the TG-17, Inc. 401(k) Plan, the Company may, in its sole discretion, provide matching funds to any employee.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in the Company’s health and welfare plans, including:

●	medical, dental and vision benefits;

●	health and dependent care flexible spending accounts;

●	short-term and long-term disability insurance;

●	life and accidental death and dismemberment coverage;

●	voluntary employee paid life insurance; and

●	employee paid specified disease.

We believe that the employee benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers and employees.

Employment Agreements with our Named Executive Officers

Doron Kempel Employment Agreement

We entered into an employment agreement with Mr. Kempel, dated August 15, 2018, pursuant to which Mr. Kempel serves as our Chief Executive Officer. Mr. Kempel’s employment pursuant to the agreement is “at-will” and is terminable by either party for any reason and with or without notice.

Pursuant to his agreement, Mr. Kempel was entitled to receive an initial base salary of $25,000 per year, which was increased to $31,200 in 2023. In addition, the agreement provides that Mr. Kempel is eligible to participate in Company sponsored benefit plans, as and when established. All reasonable business expenses that were documented by Mr. Kempel and incurred in the ordinary course of business were to be reimbursed in accordance with the Company’s standard policies and procedures.

Amit Hod Employment Agreement

We, through our TG- 17 (Israel) Ltd. subsidiary, entered into an employment agreement with Mr. Hod, dated May 25, 2017, pursuant to which Mr. Hod serves as our Head of CorpOps & Finance. Mr. Hod’s employment pursuant to the agreement is “at-will” and is terminable by either party for any reason and with a prior written notice of 30 days.

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Pursuant to his agreement, Mr. Hod was entitled to receive an initial base salary of $27,360 per month and an overtime payment of $6,840 per month, which was increased to a monthly base salary of $39,520 and an overtime payment of $9,880 per month in 2022. In addition, the agreement provides that Mr. Hod shall receive (i) eligibility to participate in Company sponsored benefit plans, as and when established, including the continuous excellence and alignment objectives (“CEAO”) bonus program, (ii) pension insurance, and (iii) 52,500 options to purchase common stock of the Company under the TG-17, Inc. Amended and Restated Sub-Plan: Israel. Under the CEAO bonus program, Mr. Hod was entitled to receive an initial gross payout of $21,600, awarded in four (4) equal quarterly payments based on subjective and objective criteria as determined by the Chief Executive Officer and Vice-President of the employee’s department of the Company. In 2022, the gross payout under the CEAO bonus program was increased to $31,200 and Mr. Hod was awarded (i) a one-time cash bonus of one (1) month’s salary and (ii) an additional 500,000 options to purchase common stock of the Company under the TG-17, Inc. Amended and Restated Sub-Plan: Israel. All reasonable business expenses that were documented by Mr. Hod and incurred in the ordinary course of business were to be reimbursed in accordance with the Company’s standard policies and procedures.

Joseph DeSalvo Employment Agreement

We entered into an employment agreement with Mr. DeSalvo, dated July 19, 2021, pursuant to which Mr. DeSalvo serves as our Head of Global Security. Mr. DeSalvo’s employment pursuant to the agreement is “at-will” and is terminable by either party for any reason and with or without notice.

Pursuant to his agreement, Mr. DeSalvo was entitled to receive an initial base salary of $285,000 per year. In addition, the agreement provides that Mr. DeSalvo shall receive (i) eligibility to participate in Company sponsored benefit plans, as and when established, including the CEAO bonus program, (ii) commission incentives and bookings bonus for the first twelve (12) months of employment as per the agreement, and subsequently as determined by the Company, (iii) 3,050,917 options to purchase common stock of the Company under the TG-17, Inc. Amended and Restated 2017 Equity Plan, and (iv) three (3) months’ severance benefits in the event of termination other than for cause or for a good reason as defined under the agreement. Under the CEAO bonus program, Mr. DeSalvo was entitled to receive an initial gross payout of $15,000, awarded in four (4) equal quarterly payments based on subjective and objective criteria as determined by the Chief Executive Officer of the Company. All reasonable business expenses that were documented by Mr. DeSalvo and incurred in the ordinary course of business were to be reimbursed in accordance with the Company’s standard policies and procedures.

Michael Lambert Employment Agreement

We entered into an employment agreement with Mr. Lambert, dated January 2, 2024, pursuant to which Mr. Lambert serves as our Head of Commercial Operations. Mr. Lambert’s employment pursuant to the agreement was “at-will” and was terminable by either party for any reason and with or without notice.

Pursuant to his agreement, Mr. Lambert was entitled to receive an initial base salary of $240,000 per year, which was decreased to $225,000 in 2024. In addition, the agreement provides that Mr. Lambert shall receive (i) eligibility to participate in Company sponsored benefit plans, as and when established, including the CEAO bonus program, (ii) commission incentives of up to $250,000, (iii) 2,086,384 options to purchase common stock of the Company under the TG-17, Inc. Amended and Restated 2017 Equity Plan, and (iv) three (3) months’ severance benefits in the event of termination other than for cause. Under the CEAO bonus program, Mr. Lambert was entitled to receive an initial gross payout of $10,000, awarded in four (4) equal quarterly payments based on subjective and objective criteria as determined by the Chief Executive Officer of the Company. In 2024, the gross payout under the CEAO bonus program was reduced to $0. All reasonable business expenses that were documented by Mr. Lambert and incurred in the ordinary course of business were to be reimbursed in accordance with the Company’s standard policies and procedures.

Equity Compensation Plans

The following summarizes the material terms of the Amended and Restated Equity Plan.

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Stock Option Plan

On May 26, 2017, our board of directors adopted, and our stockholders approved, our Amended and Restated Equity Plan. On June 29, 2018, this plan was amended to reflect the Company’s conversion from a Delaware limited liability company to a Delaware corporation.

On May 26, 2017, our board of directors adopted, and our stockholders approved, our TG-17, Inc. Amended and Restated Sub-Plan: Israel applicable only for residents of the State of Israel or those who are deemed to be residents of the State of Israel for the payment of tax. This sub-plan is to be read as a continuation of the Amended and Restated Equity Plan and only modifies those options that are governed by the sub-plan to ensure compliance with the requirements of the applicable Israeli laws.

The Amended and Restated Equity Plan provides for the grant of incentive stock options and non-statutory stock options. The Amended and Restated Equity Plan, through the grant of stock awards, is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success. Through December 31, 2024, we have issued the equivalent of 15,098,921 options at the strike price and as per the vesting schedule specified in the corresponding award agreement to employees and directors under Amended and Restated Equity Plan.

As of December 31, 2024, there were the equivalent of 648,174 shares available for future issuance under the Amended and Restated Equity Plan.

The foregoing description of the TG-17, Inc. Amended and Restated 2017 Equity Plan and the TG-17, Inc. Amended and Restated Sub-Plan: Israel are qualified in its entirety by reference to the TG-17, Inc. Amended and Restated 2017 Equity Plan and the TG-17, Inc. Amended and Restated Sub-Plan: Israel, copies of which are filed as Exhibits [●] and [●] hereto and incorporated by reference herein.

Outstanding Equity Awards at December 31, 2024

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2024:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Weighted Average Option Exercise Price		Option Expiration Date
Doron Kempel	7,340,989	1,931,839	$0.14		2034
Amit Hod	388,009	189,668	$0.74	(1)	2027-2034
Joseph DeSalvo	483,069	272,051	$0.14		2031-2034
Michael Lambert	0	695,462	$0.14		2034

(1) The exercise price for the option awards awarded to our named executive officers was modified pursuant to a reverse stock split on November 11, 2023 except in relation to the exercise price for the option awards awarded to Mr. Hod.

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Director Compensation

Non-employee Director Compensation Table

We did not have any non-employee members on our board of directors during the fiscal year ended December 31, 2024 and therefore, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any non-employee members of our board of directors in 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of the date of this prospectus, the number of shares of common stock beneficially owned by:

(i) each person, entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) known to the Company to be the beneficial owner of more than 5% of the outstanding common stock;

(ii) each of our directors;

(iii) each of our Named Executive Officers; and

(iv) all executive officers and directors as a group.

Information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest.

We have based percentage of beneficial ownership for the following table on 8,892,798 shares of Common Stock and 73,531,360 shares in the aggregate of Voting Preferred Stock, which cast a total of 73,531,360 on an as converted to Common Stock basis, for a total of 82,454,158 shares entitled to vote, and does not include 10,104,017shares of Series CF Preferred Stock which is non-voting, outstanding as of June 10, 2025. In addition, in accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities issuable within 60 days of June 10, 2025. As such, shares of Common Stock issuable pursuant to options and warrants that may be exercised or settled within 60 days of June 10, 2025 are deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by the person holding such securities but are not deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by any other person.

Each share of our Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o TG-17, Inc., 18 West 18th Street, 6th Floor, New York, NY 10011.

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The following table represents the security ownership of certain beneficial owners and management pertaining to our Common Stock:

Name of beneficial owner	Common Stock beneficially owned prior to offering	Percentage of Beneficial Ownership	Percentage of Voting Power	Shares of Common Stock being registered	Shares of Common Stock beneficially owned after offering
Executive Officers and Directors
Doron Kempel (1)	19,738,664	71%	70%
Amit Hod (2)	407,252	4%	0%
Joseph DeSalvo (3)	105,717	1%	0%
Michael Lambert (4)	36,512	*	0%

Executive Officers and Directors as a Group (4 persons) (5)	20,288,144	71.7%	70%

5% Stockholders
Doron Kempel (1)	19,738,664	71%	70%
ProdActive II LLC (6)	27,624,419	83.66%	83.66%
Radek Sousek (7)	6,493,243	7.88%	42.55%

* Less than 1%

1. Doron Kempel beneficially owns:

(A) 915,554 shares

of our Common Stock, which includes the following: (i) 507,339 shares which he owns himself and over which he has sole voting and investment control; and (ii) 408,215 shares owned by VFTG, L.P., of which Mr. Kempel has sole voting and investment control. The address of VFTG, L.P. is292 Newbury Street, #485 Boston, MA 02115;

(B) 9,343,375 shares of our shares of Common Stock, issuable upon conversion of 9,343,375 shares of Series B-1 Preferred Stock, owned by VFTG, L.P.;

(C) 7,102,077 shares of our shares of Common Stock, issuable upon conversion of 7,102,077 shares of Series B-2 Preferred Stock, owned by VFTG, L.P.;

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(D) 1,255,259 shares of our shares of Common Stock, issuable upon conversion of 1,255,259 shares of Series B-3 Preferred Stock, which includes (i) 1,168,369 shares owned by VFTG, L.P.; and (ii) 86,890 which he owns himself; and

(E) 1,122,399 shares of our Common Stock issuable upon the exercise of 8,017,133 outstanding options within 60 days of this prospectus.

2. Amit Hod beneficially owns 407,252 shares of our Common Stock issuable upon the exercise of 574,743 outstanding options within 60 days of this prospectus. Mr. Hod has sole voting and investment control over such shares.

3. Joseph DeSalvo beneficially owns 105,717 shares of our Common Stock issuable upon the exercise of 755,120 outstanding options within 60 days of this prospectus. Mr. DeSalvo has sole voting and investment control over such shares.

4. Michael Lambert beneficially owns 260,798 shares of our Common Stock issuable upon the exercise of 36,512 outstanding options within 60 days of this prospectus. Mr. Lambert has sole voting and investment control over such shares.

5. Includes (A) 915,554 shares of Common Stock, (B) 9,343,375 shares of Series B-1 Preferred Stock, (C) 7,102,077 shares of Series B-2 Preferred Stock; (D) 1,255,259 shares of Series B-3 Preferred Stock; and (E) 1,671,879 shares of Common Stock issuable upon the exercise of 9,607,794 outstanding options within 60 days of this prospectus, all amounts mentioned herein held by the directors and executive officers as a group.

6. ProdActive II LLC, beneficially owns 27,624,419 shares of Common Stock which includes (A) 3,498,335 shares of Common Stock; and (B) 24,126,084 shares of Common Stock issuable upon conversion of (i) 399,990 shares of Series B-1 Preferred Stock; (ii) 14,407,911 shares of Series B-2 Preferred Stock; and (iii) 9,318,183 shares of Series B-3 Preferred Stock. The address of ProdActive II LLC is 292 Newbury Street, #485 Boston, MA 02115.

7. Radek Sousek beneficially owns 6,493,243 shares of Common Stock which includes (A) 125,586 shares of Common Stock; and (B) 6,367,657 shares of Common Stock issuable upon conversion of (i) 2,051,234 shares of Series B-1 Preferred Stock; (ii) 3,997,654 shares of Series B-2 Preferred Stock; and (iii) 318,769 shares of Series B-3 Preferred Stock. Radek Sousek has sole voting and investment control over stocks beneficially owned by him. The address of Radek Sousek is [INSERT ADDRESS].

The following table represents the security ownership of certain beneficial owners and management pertaining to our Voting Preferred Stock:

Name of beneficial	Series of voting preferred stock beneficially owned prior to offering			Voting Preferred Stock beneficially owned prior to	Percentage of Beneficial	Percentage of Voting	Shares of Common Stock being	Shares of Common Stock beneficially owned after
owner	B-1	B-2	B-3	offering	Ownership	Power	registered	offering
Executive Officers and Directors
Doron Kempel (1)	9,343,375	7,102,077	1,255,259	17,700,711	24.07%	24.07%
Amit Hod	-	-	-	-	-	-	-	-
Joseph DeSalvo	-	-	-	-	-	-	-	-
Michael Lambert	-	-	-	-	-	-	-	-

Executive Officers and Directors as a Group (4 persons) (2)	9,343,375	7,102,077	1,255,259	17,700,711	24.07%	24.07%

5% Stockholders
Doron Kempel (1)	9,343,375	7,102,077	1,255,259	17,700,711	24.07%	24.07%
ProdActive II LLC (3)	399,990	14,407,911	9,318,183	24,126,084	32.81%	32.81%
Radek Sousek (4)	2,051,234	3,997,654	318,769	6,367,657	8.66%	8.66%

1. Doron Kempel beneficially owns 17,700,711 shares of our Common Stock issuable upon conversion of:

(A) 9,343,375 shares of Series B-1 Preferred Stock, owned by VFTG, L.P.;

(B) 7,102,077 shares of Series B-1 Preferred Stock, owned by VFTG, L.P.; and

(C) 1,255,259 shares of Series B-3 Preferred Stock, which includes (i) 1,168,369 shares owned by VFTG, L.P.; and (ii) 86,890 which he owns himself.

2. Includes (i) 17,700,711 shares of Common Stock issuable upon conversion of the Voting Preferred Stock held by the Directors and Executive Officers as a group.

3. ProdActive II LLC beneficially owns 24,126,084 shares of Common Stock issuable upon conversion of (A) 399,990 shares of Series B-1 Preferred Stock; (B) 14,407,911 shares of Series B-2 Preferred Stock; and (C) 9,318,183 shares of Series B-3 Preferred Stock.

4. Radek Sousek beneficially owns 6,367,657 shares of Common Stock issuable upon conversion of (A) 2,051,234 shares of Series B-1 Preferred Stock; (B) 3,997,654 shares of Series B-2 Preferred Stock; and (C) 318,769 shares of Series B-3 Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions or series of transactions since inception, or currently proposed transactions or series of transactions, to which we were, or will be, a party, in which the amount involved exceeded, or will exceed, $120,000, and in which any of our directors, executive officers, or to our knowledge, beneficial owners of 5% or more of our capital stock, or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Since the Company’s establishment, the Company’s founder and CEO has also been the largest investor who participated in all funding rounds and convertible notes in a total amount of approximately $34.2 million.

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In December 2021, the Company entered into an Unsecured Grid Note agreement with its main shareholder in the amount of up to $1,000,000. The Company received three installments of $300,000 each on December 3, 2021, December 10, 2021, and December 13, 2021.

In May 2022, the Company entered into another Unsecured Grid Note agreement with its main shareholder in the amount of up to $1,000 under the same terms. The Company received two installments of $400,000 and $350,000 on May 5, 2022, and May 26, 2022.

In June 2022, the Company entered into a third Unsecured Grid Note agreement with its main shareholder in the amount of up to $5,000,000 under the same terms. The Company received sixteen installments for a total of $4,625,000.

In October 2022, the Company entered into a fourth Unsecured Grid Note agreement with its main shareholder in the amount of up to $5,000,000 under the same terms. The Company received six installments for a total of $1,650,000.

In 2022, the related party loans in the amount of $6,275,000 were reassigned to a Convertible Promissory Note.

In 2023, $1,450,000 were reassigned to the Convertible Promissory Note and $200,000 were reassigned to the Unsecured Convertible Revolving Promissory Note entered into by the Company in July 2023. The Company entered into Unsecured Convertible Revolving Promissory Note with its main shareholder in the amount of up to $2,000,000. The principal amount was increased to $3,000,000 in October 2023.

The total interest expenses recorded in 2024 and 2023 were $85,000 and $35,000 respectively. As of December 31, 2024 and 2023, the Revolving Promissory Note outstanding balance was $1,870,000 and $1,585,000 respectively.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect in connection with the effectiveness of the registration statement of which this prospectus forms a part. Our amended and restated certificate of incorporation and amended and restated bylaws. This description summarizes the provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

We are authorized to issue 214,528,963 shares of capital stock, which will consist of: (i) 112,000,000 shares of Common Stock, par value $0.0001 per share, (ii) 88,400,879 shares of Preferred Stock, par value $0.0001 per share and (iii) 14,128,084 shares of Non-Voting Common Stock, par value $0.0001 per share.

Pursuant to our amended and restated certificate of incorporation, any increase or decrease in the authorized shares of Common Stock requires an affirmative vote of all the holders of capital stock representing a majority of the votes represented by all outstanding shares of capital stock that are entitled to vote.

Common Stock

Our amended and restated certificate of incorporation provides that:

●	holders of Common Stock will have the right to participate and vote in the Company’s stockholders meeting except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote on such an amendment;

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●	holders of Common Stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time out of funds legally available therefor;

●	the payment of dividends, if any, on the Common Stock will be subject to the prior or simultaneous payment of dividends on any outstanding Preferred Stock; and

●	upon our liquidation or dissolution, the holders of Common Stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of Preferred Stock outstanding at that time.

Preferred Stock

Our amended and restated certificate of incorporation provides that Preferred Stock is designated into four categories: Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock and Series CF Preferred Stock (together “Preferred Stock”).

Ranking

With respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company,

●	Series B-3 Preferred Stock shall be junior in rank to Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series CF Preferred Stock, and

●	Common Stock shall be junior in rank to all Preferred Stock.

Conversion

Each share of Voting Preferred Stock shall be convertible, at the option of the holder, at any time after the date on which such stock was issued by the Company, into such number of fully paid and non-assessable Common Stock as is determined by dividing the applicable original issuance price by the applicable conversion price in effect at the time of conversion.

Each share of Series CF Preferred Stock shall be convertible, at the option of the holder, at any time after the date on which such stock was issued by the Company, into such number of fully paid and non-assessable Non-Voting Common Stock as is determined by dividing the applicable original issuance price by the applicable conversion price in effect at the time of conversion.

Each share of Preferred Stock shall automatically be converted into Common Stock and Non-Voting Common Stock, as applicable, immediately upon the earlier of (i) the closing of a Qualified IPO (as such term is defined in our amended and restated certificate of incorporation), as such or (ii) written consent or agreement of the majority of the outstanding shares of Voting Preferred Stock voting together on an as-converted to Common Stock basis.

We intend for our amended and restated certificate of incorporation to provide for the automatic conversion of all Non-Voting Common Stock into Common Stock.

In the event that the Company issues any new securities, for a consideration per stock lower than the applicable conversion price of the applicable Preferred Stock, the applicable conversion price for the applicable Preferred Stock shall be readjusted to reflect the lower consideration paid for the applicable Preferred Stock as set forth in our amended and restated certificate of incorporation.

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Voting Rights

The holders of Voting Preferred Stock are entitled to one vote for each share of Common stock on an as-converted basis and shall vote together with the holders of Common Stock as a single class. The holders of the Voting Preferred stock shall be entitled to vote on all matters on which holders of Common stock are entitled to vote.

The holders of Series CF Preferred Stock are not entitled to any voting rights.

Preferred Return; Dividends and Distributions

The holders of Preferred Stock have a right to participate in any dividend paid by the Company of an amount equal to the dividend payable on each share of Common stock and non-voting Common Stock, as applicable, on an as-converted basis. Further, the Company is not allowed to pay or set aside any such dividend unless the holders of Preferred Stock are paid, either first or simultaneously, their share of the dividend.

Liquidation Preference

The Company’s Preferred Stock are entitled to a non-participating liquidation preference. In the event of any liquidation, dissolution or winding up of the Company, assets or proceeds shall be distributed as follows: (i) the holders of Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series CF Preferred Stock shall be paid before any payment is paid to the remaining stockholders, of an amount per share equal to two (2) times their original issue price and any unpaid dividend and finally (ii) the holders of Series B-3 Preferred Stock shall be paid before any payment is paid to holders of Common Stock, of an amount per share equal to two (2) times their original issue price and any unpaid dividend.

Redemption Right

Other than in a deemed liquidation event as provided for under the amended and restated certificate of incorporation, the Preferred Stock is not redeemable at the option of the holder or the Corporation.

Covenants

For so long as at least 18,562,493 shares of Voting Preferred Stock remain outstanding, we have agreed to comply with a number of covenants restricting our ability to take certain actions or engage in certain activities, which are typical for transactions of this type. In particular, we will not create or reclassify any capital stock, or increase the authorized number of shares of Preferred Stock, unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges and we will not enter into certain fundamental transactions (including, without limitation, mergers, business combinations or similar transactions) without the prior written consent of the holders of a majority of the holders of Voting Preferred Stock.

Series B-1 Preferred Stock Protection Covenants

For so long as at least 6,153,708 shares of Series B-1 Preferred Stock remain outstanding, we have agreed to comply with a number of covenants restricting our ability to take certain actions or engage in certain activities, which are typical for transactions of this type. In particular, we will not create or reclassify any capital stock unless the same ranks pari passu with or junior to, or increase the authorized number of shares of Series B-1 Preferred Stock unless the same ranks junior to, the Series B-1 Preferred Stock with respect to its rights, preferences and privileges without the prior written consent of the holders of at least 60% of the holders of Series B-1 Preferred Stock.

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Registration Rights

Pursuant to the terms of the Stockholders Agreement, the holders of our Voting Preferred Stock will be entitled to certain demand registration rights. At any time beginning six (6) months after the effectiveness of the Company’s first firm commitment underwritten public offering of its securities under the Act, the holders of at least 50% of the shares registrable under the Stockholders Agreement can request that we register the offer and sale of their shares. Such request for registration must cover securities with an anticipated aggregate offering price of at least $30 million. We are obligated to effect only three such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the public filing of a registration statement, and ending on a date 180 days following the effectiveness of a registration statement.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our Common Stock or any other securities under the Act, then in connection with the public offering of such Common Stock or any other securities solely for cash, we expect that the holders of up to 83,635,377 shares of our Common Stock (issuable upon conversion of our Preferred Stock) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares registrable under the Stockholders Agreement or (iv) a registration in which the only Common Stock or Non-Voting Common Stock being registered is issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-Takeover Effects of our Certificate of Incorporation, Bylaws and Delaware Law

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal district courts of the United States of America shall be the exclusive jurisdiction.

Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, but there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

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Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated certificate of incorporation provides that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. Our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and insurance are necessary to attract and retain talented and experienced directors and officers. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Section 203 of the DGCL

As a Delaware corporation, we will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

●	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

●	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of Common Stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

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Listing

We have applied to list our Common Stock on the Nasdaq Global Market under the symbol “OBAI”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is [TRANSFER AGENT AND REGISTRAR]. The transfer agent and registrar’s address is [ADDRESS]. The transfer agent and registrar can be contacted by phone at: [TRANSFER AGENT PHONE].

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Common Stock on Nasdaq, there has been no public market for our Common Stock. Sales of a substantial number of shares our Common Stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our Common Stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Selling Stockholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

After the Direct Listing, a total of 10,104,017 shares of our Common Stock will be outstanding, including 0,104,017 shares of our Common Stock registered for resale under the registration statement of which this prospectus forms a part and no shares of our Non-Voting Common Stock will be outstanding. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our Common Stock may be sold after our initial listing on Nasdaq, either by the Selling Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of Common Stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares of Common Stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling Common Stock on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

●	1% of the number of shares of Common Stock then outstanding, which will equal approximately shares immediately after our registration; or

●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

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Sales under Rule 144 by our affiliates or persons selling shares of Common Stock on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock subject to outstanding stock options or reserved for issuance under our Amended and Restated Equity Plan, as soon as permitted under the Securities Act. Such registration statements will automatically become effective upon filing with the SEC. However, shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

Lock-up Agreements

None.

Registration Rights

Pursuant to our Stockholders Agreement, the holders of up to 83,635,377 shares of our Common Stock issuable after the Conversion are entitled to certain piggyback registration rights with respect the registration statement of which this prospectus forms a part. See the section titled “Description of Capital Stock — Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We have applied to list our Common Stock on Nasdaq. Prior to the listing of our Common Stock on Nasdaq, there has been no public market for our Common Stock. Our Common Stock has a limited history of trading in private transactions.

Issuance of Preferred Stock:

Series Seed Preferred Units

On June 28, 2017, we issued an aggregate of 60,000,000 shares of series seed preferred units in a private placement for gross proceeds of $300,000.

On January 9, 2018, we issued an aggregate of 21,261,516 shares of series seed preferred units in a private placement for gross proceeds of $300,000.

On June 19, 2018, we issued an aggregate of 3,009,328 shares of series seed preferred units in a private placement for gross proceeds of $1,000,000.

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Series A Preferred Stock

On October 1, 2018, we issued an aggregate of 148,941,916 shares of Series A preferred stock in a private placement for gross proceeds of $41,748,419.

Series B Preferred Stock

On November 17, 2023, we issued an aggregate of 68,107,539 shares of preferred stock in a private placement for gross proceeds of 43,227,213 (including the amount of debt converted which was outstanding under convertible notes) as follows:

● 12,220,390 Series B-1 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511 for gross cash proceeds of $6,004,998. An additional 12,307,416 shares of Preferred B-1 Preferred Stock were issued upon the conversion of approximately $5,999,999 in Convertible Notes;

● 27,463,154 Series B-2 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.438760, which were issued upon the conversion of approximately $12,049,732 in Convertible Notes; and

● 22,171,986 Series B-3 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511, which were issued upon the conversion of approximately $10,809,146 in Convertible Notes.

As part of this issuance, all previous preferred units and stock were converted into Common Stock.

Series B-1 Warrants

On November 17, 2023, we issued an aggregate of 703,583 shares of Series B-1 Warrants with par value of $0.0001, in connection with the Series B Preferred Stock. The Series B-1 Warrants have an exercise price of $0.438760 per share.

Series CF Preferred Stock

On June 21, 2024, we entered into a listing agreement, under Regulation Crowdfunding whereby the Company agreed to sell securities to eligible investors through a funding portal by way of a special purpose vehicle. As part of the offering, we offered 7,064,042 Series CF Preferred Stock, $0.0001 par value per Share at a purchase price of $0.707810 per share with a maximum amount of $5,000,000 to be raised.

As of December 31, 2024, we issued an aggregate of 1,932,677 shares of Series CF Preferred Stock for gross proceeds of $1,368,000.

On September 2024, in parallel to Reg CF and under the same terms, the Company offered to sell securities under Rule 506(c) of Regulation D to accredited investors. As of December 31, 2024, we issued an aggregate of 4,216,707 shares of Series CF Preferred Stock for gross proceeds of $2,985,000.

While Maxim Group LLC, in its capacity as our financial advisor, is expected to consider this information in connection with setting the opening public price of our Common Stock, this information may have little or no relation to broader market demand for our Common Stock and thus the opening public price and subsequent public price of our Common Stock on Nasdaq. As a result, you should not place undue reliance on these historical private sale prices as it may differ materially from the opening public price and subsequent public price of our Common Stock on Nasdaq.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our Common Stock. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Common Stock pursuant to this prospectus and who hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

●	certain former citizens or long-term residents of the United States;

●	partnerships or other pass-through entities (and investors therein);

●	“controlled foreign corporations;”

●	“passive foreign investment companies;”

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

●	tax-exempt organizations and governmental organizations;

●	tax-qualified retirement plans;

●	persons subject to special tax accounting rules under Section 451(b) of the Code;

●	persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons that own, or have owned, actually or constructively, more than 5% of our Common Stock;

●	persons who have elected to mark securities to market; and

●	persons holding our Common Stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

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If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Common Stock and the partners in such partnerships are urged to consult their own tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Common Stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Common Stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have never declared or paid dividends on our Common Stock and do not anticipate paying dividends in the foreseeable future. However, if we make cash or other property distributions on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Common Stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our Common Stock and will be treated as described under the section titled “—Gain On Disposition of Our Common Stock” below.

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Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined under the section titled “—Withholding on Foreign Entities” below), dividends paid to a non-U.S. holder of our Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our Common Stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Common Stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Common Stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Common Stock, unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

●	our Common Stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Common Stock, and our Common Stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

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Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Common Stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Common Stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

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Withholding on Foreign Entities

Sections 1471 through 1474 of the Code and the Treasury regulations promulgated thereunder (collectively, “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The withholding provisions described above currently apply to payments of dividends on our Common Stock. Prior to the issuance of proposed Treasury regulations described below, withholding taxes under FATCA would have also applied to gross proceeds from sales or other disposition of our Common Stock. However, the U.S. Treasury Department’s proposed regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Common Stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers (including withholding agents) may generally rely on the proposed regulations until they are revoked or final regulations are issued.

Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors should consult with their own tax advisors regarding the possible implications of FATCA on an investment in our Common Stock.

PLAN OF DISTRIBUTION

The Selling Stockholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their shares of Common Stock covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the Common Stock are listed for trading. We are not party to any arrangement with any Selling Stockholder or any broker-dealer with respect to sales of shares of Common Stock by the Selling Stockholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration of our Common Stock and listing of our Common Stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Selling Stockholder may, or may not, elect to sell their shares of Common Stock or the prices at which any such sales may occur, and there can be no assurance that any Selling Stockholders will sell any or all of their shares of Common Stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. We will recognize costs related to this Direct Listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We have engaged the Advisor to advise and assist us with respect to certain matters relating to our Direct Listing. The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing, developing and assisting with our investor communication strategy in relation to the Direct Listing, and being available to consult with Nasdaq, including on the day that our shares of Common Stock are initially listed on the Nasdaq Global Market.

In addition, the Advisor will determine when our shares of Common Stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Common Stock in consultation with us, except as described herein.

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On the day that our shares of Common Stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Common Stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Common Stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Common Stock on Nasdaq will commence.

Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Common Stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of Common Stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of Common Stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained—a limit order to buy 500 shares of Common Stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Common Stock at an entered asking price of $10.00 per share—the Current Reference Price would be selected as follows:

●	Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

●	Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

●	Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of Common Stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

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The Advisor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of Common Stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade.

Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in shares of our Common Stock in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in shares of our Common Stock on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our Common Stock will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and shares of our Common Stock will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our shares of Common Stock are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the Direct Listing. Neither we nor the Selling Stockholders will be involved in Nasdaq’s price-setting mechanism nor will we or they coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our shares of Common Stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of Common Stock that can be paired off the Current Reference Price, the number of shares of Common Stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Common Stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of Common Stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly.

In addition, to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

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In addition to sales made pursuant to this prospectus, the shares of Common Stock covered by this prospectus may be sold by the Selling Stockholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.

A Selling Stockholder may from time to time transfer, distribute (including distributions in kind by Selling Stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Common Stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the Selling Stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Selling Stockholder that is an entity may elect to make an in-kind distribution of Common Stock to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Selling Stockholders utilize a broker-dealer in the sale of the shares of Common Stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Selling Stockholder or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal.

In connection with its engagement as our financial advisor, the Advisor received [_____] shares of our Common Stock, which is equal to 0.8% of our outstanding Common Stock, on a fully diluted basis, as of the date of our engagement letter with the Advisor. In addition, the Advisor will be entitled to a cash fee of $[____] (payable upon the Company receiving minimum gross proceeds of $[___]) and that number of shares of Common Stock equal to [__]% of the issued and outstanding Common Stock upon the successful consummation of the Direct Listing. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that (i) such expenses, other than legal fees, may not exceed $ [____] without our prior authorization and (ii) such expenses that constitute legal fees may not exceed $ [____] per transaction.

In addition, pursuant to our agreement with the Advisor, for a period of 18 months from the date of the consummation of the Direct Listing, if we propose to (i) effect a public offering of our securities on a major U.S. exchange, (ii) effect a private placement of our securities, (iii) enter into certain financing transactions with third parties introduced to us by the Advisor or (iv) propose to enter into certain other transactions with third parties introduced to us by the Advisor, including, without limitation, a merger, acquisition or sale of stock or assets, or other similar transaction, we are obligated to offer to retain the Advisor as our lead underwriter and book running manager, our lead placement or sales agent, or our lead, as applicable, in connection with such financing or transaction, upon such reasonable and customary terms as the Advisor and we may mutually agree, with such terms to be set forth in a separate engagement letter or other agreement between the Advisor and us.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation or sales of shares of our Common Stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to us.

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LEGAL MATTERS

The validity of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the registrant by The Crone Law Group, P.C., New York, New York.

EXPERTS

The financial statements for the years ended December 31, 2024 and 2023 included in this prospectus have been audited by M&K CPAs PLLC, an independent registered public accounting firm, as set forth in their report appearing herein, and included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Common Stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at https://www.ourbond.com/. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Common Stock.

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INDEX TO FINANCIAL STATEMENTS

TG-17, Inc.

FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Our Bond (TG-17), Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Our Bond (TG-17), Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and statements cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in note 4 to the financial statements, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Auditing management’s evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management’s evaluation and allocation of the standalone transaction prices to the performance obligations. To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant agreements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2025.

Woodlands, TX

June 10, 2025

F-2

TG-17 INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share and share amounts)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$726	$1,437
Accounts receivable	2,231	3,001
Prepaid expenses and other current assets	435	104
Total current assets	3,392	4,542
Property and equipment, net	105	129
Total assets	$3,497	$4,671

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,590	$3,319
Deferred revenue, current	776	279
Related party loan	1,870	1,585
Accrued and other current liabilities	1,967	1,867
Total current liabilities	7,203	7,050
Loan	12,808	11,303
Total liabilities	20,011	18,353

Commitments and contingencies (Note 16)

Stockholders’ deficit
Series preferred stock, $0.0001 par value; 88,400,879 shares and 74,999,971 shares authorized, at December 31, 2024 and 2023, respectively, 79,680,744 and 63,378,676 shares issued and outstanding as of December 31, 2024 and 2023 respectively	8	8
Common stock, $0.0001 par value; 112,000,000 and 105,263,084 shares authorized at December 31, 2024 and 2023, respectively; 8,890,919 and 8,771,579 shares issued and outstanding as of December 31, 2024 and 2023 respectively	1	1
Additional paid in capital	111,504	103,287
Accumulated other comprehensive income	43	76
Accumulated deficit	(128,070)	(117,054)
Total stockholders’ deficit	(16,514)	(13,682)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$3,497	$4,671

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TG-17 INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Years Ended December 31,
	2024	2023

Revenue	$9,736	$7,192
Cost of revenues	9,027	6,086
Gross profit	709	1,106
Operating expenses
Research and development	2,713	2,980
General and administrative	6,162	5,787
Sales and marketing	1,417	885
Total operating expenses	10,292	9,652
Loss from operations	(9,583)	(8,546)
Other income (expense), net:
Financial expense, net	(1,340)	(3,962)
Other income	—	331
Income before income taxes	(10,923)	(12,177)
Income tax expense	94	80
Net income (loss)	$(11,017)	$(12,257)

Net loss per share – basic and diluted	$(1.25)	$(3.46)

Weighted average number of common shares outstanding – basic and diluted	8,814	3,539

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TG-17 INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Years Ended December 31,
	2024	2023

Net income (loss)	$(11,017)	$(12,257)
Foreign currency translation adjustments, net of tax	(32)	(4)
Comprehensive loss	$(11,049)	$(12,261)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TG-17 INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series Preferred Stock		Common Stock		Additional	Accumulated Other Comprehensive Income	Accumulated	Total Stockholders’
(U.S. dollars in thousands)	Shares	Amount	Shares	Amount	Paid-in Capital	(Loss)	Deficit	Deficit
Balance as of January 1, 2023	6,326,078	$23	2,821,387	$1	$54,780	$80	$(104,796)	$(49,912)
Stock based compensation related to options granted to employees and non-employees	—	—	—	—	365	—	—	365
Exercise of options	—	—	869	*—	—	—	—	*—
Conversion of Shares as part of series B round	(6,326,078)	(23)	6,326,078	—	23	—	—	—
Repurchase of Common Shares	—	—	(376,755)	*—	—	—	—	*—
Conversion of Preferred Stock to Common Stock	5,841,220	1	—	—	2,846	—	—	2,847
Conversion of Loan Facility into Series B-1 Preferred Stock	6,466,194	1	—	—	3,152	—	—	3,153
Issuance of Series B-1 Preferred Stock	6,154,723	1	—	—	3,005	—	—	3,006
Conversion of Convertible Promissory Notes into B-2 Preferred Stock	27,463,149	3	—	—	12,051	—	—	12,054
Conversion of Convertible Promissory Notes into Series B-3 Preferred Stock	21,453,390	2	—	—	10,795	—	—	10,797
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(4)	—	(4)
Net income	—	—	—	—	—	—	(12,257)	(12,257)
Balance as of December 31, 2023	67,378,676	$8	8,771,579	$1	$103,287	$76	$(117,053)	$(13,682)
Stock based compensation related to options granted to employees and non-employees	—	—	—	—	961	—	—	961
Exercise of options	—	—	119,340	*—	—	—	—	*—
Issuance of Series B-1 Preferred Stock	6,152,684	*—	—	—	3,000	—	—	3,000
Issuance of Series CF Preferred Stock	6,149,384	*—	—	—	4,256	—	—	4,256
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(32)	—	(32)
Net loss	—	—	—	—	—	—	(11,017)	(11,017)
Balance as of December 31, 2024	79,680,744	$8	8,890,919	$1	$111,504	$44	$(128,070)	$(16,514)

*) Represents less than $1

The accompanying notes are an integral part of these consolidated financial statements.

F-6

TG-17 INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,017)	$(12,257)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:
Stock-based compensation	961	335
Depreciation	58	42
Capital loss from sale of property and equipment	—	(1)
Interest related to Convertible Promissory Notes and Loan Facility	1,506	4,179
Changes in operating assets and liabilities:
Accounts receivable	770	(2,673)
Other accounts receivable and prepaid expenses	(303)	161
Accounts payable	(729)	1,466
Deferred revenue	497	250
Accrued and other current liabilities	98	1,503
Net cash flows used in operating activities	(8,157)	(6,995)
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of property and equipment	—	3
Purchases and sell of property and equipment	(62)	(89)
Net cash flows used in by investing activities	(62)	(86)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party loans	1,195	2,385
Payments as part of related party loans	(910)	(1,000)
Proceeds from Convertible Promissory Notes, net	—	2,395
Issuance of Series B-1 Preferred Stock	3,000	3,000
Issuance of Series CF Preferred Stock	4,352	—
Issuance of Series CF Preferred Stock fundraising fees	(97)	—
Net cash flows provided by financing activities	7,540	6,780
Effect of exchange rate on cash	(32)	(4)
Change in cash, cash equivalents and restricted cash	(711)	(306)
Cash, cash equivalents, and restricted cash beginning of period	1,437	1,743
Cash, cash equivalents, and restricted cash end of period	$726	$1,437

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net	$48	$36
Conversion of related party loans to Convertible Promissory Notes		1,450
Conversion of Convertible Promissory Notes into B-1, B-2, B-3 Preferred Stocks		40,527
Conversion of Loan Facility to convertible B-1 Preferred Stocks		3,153

The accompanying notes are an integral part of these consolidated financial statements.

F-7

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

Headquartered in New-York, NY, TG-17 INC. (the “Company”, “Our Bond” or “TG-17”) was incorporated in Delaware, U.S, on April 11, 2017. In June 2018, TG-17 LLC changed its name to TG-17 INC.

In April 2017, TG-17 Ltd. (“Israeli subsidiary”) was established. The Company holds 100% of its Common stock. The Israeli subsidiary provides research and development services to the Company as well as command center and personal security agents to the Company’s US based clients and worldwide.

In November 2023, TG-17 (UK) Ltd. (“UK subsidiary”) was established. The Company holds 100% of its Common stock. The UK subsidiary provides command center and personal security agents services to the Company’s US based clients and worldwide.

In May 2024, TG-17 (France) (“FR subsidiary”) was established. The Company holds 100% of its Common stock. The FR subsidiary provides command center and personal security agents services to the Company’s US based clients and worldwide.

The Company has developed a new tier of preventative personal security platform enabled by artificial intelligence and machine learning combined with its security personnel agents who are available 24/7 through the Bond App. Since its inception, TG-17 has dedicated resources to research and development activities that support its current projects and future development efforts.

Note 2 – Basis of Presentation

These consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation. Certain amounts reported in the prior year financial statements have been reclassified to conform to the current year presentation. These changes in presentation do not affect previously reported results.

The accompanying financial statements have been prepared on a going concern basis. However, the Company has incurred recurring losses and negative operating cash flows, and its current liabilities exceed its current assets as of December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management is pursuing several strategies to mitigate these conditions, including capital raising, and believes that these actions will provide the necessary liquidity for at least the next twelve months. Nevertheless, there can be no assurance that such plans will be successfully implemented or yield the intended financial benefits.

Accordingly, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern, and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, we evaluate our estimates, including those related to accounts receivable, cash equivalents and marketable securities, income taxes, litigation, non-marketable equity securities, other contingencies, property, plant, and equipment, revenue recognition, and stock-based compensation. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded prospectively in the period in which they become known. Actual results could significantly differ from those estimates.

F-8

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Functional Currency in U.S. Dollars

The functional currency of the Company is the U.S. dollar, as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

The transactions and balances of the Company denominated in U.S. dollars (“dollars”) are presented at their original amounts. Non-dollar transactions and balances have been re measured to U.S. dollars in thousands in accordance with Accounting Standards Codification No. 830, “Foreign Currency Matters” (“ASC 830”). Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Non-monetary balances - at the historical rate in effect as of the date of recognition of the transaction.

Costs - at the exchange rate in effect as of the date of recognition of the transaction.

All transaction exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net

Note 3 – Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07 Segment Reporting - Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The guidance is effective for the Company’s annual periods beginning in 2024 and interim periods beginning in the first quarter of fiscal year 2025. The Company adopted the standard on December 31, 2024. For further information, refer to Note 6 in the accompanying notes to the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) a new accounting standard requiring disclosures of certain additional expense information on an annual and interim basis, including, among other items, the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included within each income statement expense caption, as applicable. We expect to adopt this standard in our fiscal year 2028 annual report. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements other than additional disclosures.

F-9

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Significant Accounting Policies

Risks and Uncertainties

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company believes that the quality of financial instruments minimizes the exposure to concentration of credit risk. The Company holds cash, cash equivalents, and restricted cash at several major financial institutions, which may exceed insurance limits set by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not historically experienced any losses due to such concentration of credit risk.

The Company has no significant off-balance sheet risk, such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company’s exposure to credit risk for accounts receivable is indicated by the carrying value of its accounts receivable. The Company does not require customers to provide collateral to support accounts receivable. If deemed necessary, credit reviews of significant customers may be performed prior to extending credit. The determination of a customer’s ability to pay requires judgment, and failure to collect from a customer can adversely affect revenue, cash, and net earnings. Expected credit losses for uncollectible receivable balances consider both current conditions and reasonable and supportable forecasts of future conditions. Current conditions considered include predefined aging criteria, as well as specified events that indicate the balance due is not collectible. Reasonable and supportable forecasts used in determining the probability of future collections consider publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses. The Company currently does not have an allowance for credit losses and expects to collect the full balance of accounts receivable.

Customer Concentration

Revenue from significant customers, meaning those representing 10% or more of total revenue, was composed of one customer accounting for 63.6% of the Company’s revenue for the year ended December 31, 2024. Two customers accounted for 53.9% and 19.3% of the Company’s revenue for the year ended December 31, 2023. Accounts receivable from significant customers, those representing 10% or more of the total accounts receivable, was composed of one customer accounting for 69.5% of the Company’s accounts receivable balance as of December 31, 2024. One customer accounted for 88.2% of the Company’s accounts receivable balance as of December 31, 2023.

Other Risks and Uncertainties

The Company is subject to certain other risks and uncertainties, including, but not limited to, changes in any of the following areas that the Company believes could have a material adverse effect on its future financial position or results of operations: the Company’s ability to advance the development its products; market acceptance of its products; competition from other companies with greater financial resources or expertise; protection of intellectual property; litigation or claims brought by or made against the Company relating to intellectual property or other factors; and its ability to attract and retain employees necessary to support its growth.

F-10

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s business and operations may be affected by worldwide economic conditions, which may continue to be impacted by global macroeconomic challenges, such as the effects of the uncertainty in the financial markets, including disruptions in the banking industry and inflationary trends.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which provides a five-step framework through which revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that the Company concludes are within the scope of ASC 606, management performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract(s); (iii) determines the transaction price, including whether there are any constraints on variable consideration; (iv) allocates the transaction price to the performance obligations; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation.

The Company provides comprehensive security solutions. The company’s flagship offering is a cloud-based Software-as-a-Service (SaaS) that delivers a preventative personal security solution platform. Additionally, the Company offers comprehensive and customized services designed to protect clients. These services include, but not limited to, on/off premise guards, assets protection, threat assessments and monitoring and other tailored made security services. Revenue is recognized either over time or at a point in time, depending on the nature of each customer’s agreement. For its subscription-based SaaS solution through the Company’s platform, revenue is typically recognized over time as services are delivered. In contrast, for performance obligations related to the services described above, we generally satisfy our obligations as each action to provide the service to the customer occurs. Because the customers simultaneously receive and consume the benefits from our services, these performance obligations are deemed to be satisfied at a point of time.

We group the above services offerings into one broad category which generates all of Company’s revenue through, primarily, the following sales:

●	B2B (or B2G): selling to private or public institutions who use the services in order to protect their people (employees, students, residents, etc.).

●	B2B2C: selling through or to corporations so they can sell/subsidize/gift Bond services for their own consumers.

●	DTC: selling directly to consumers. The Company combines and accounts for multiple contracts as a single contract when they are negotiated together with the same customer at or near the same time in order to achieve a single commercial objective, or when the contracts are related in other ways.

Transaction price may be comprised of fixed consideration and variable consideration. The Company’s contracts are typically for fixed consideration.

For all contracts with customers that have more than one performance obligation, the Company allocates the transaction price to each separate performance obligation based on the relative SSP of each performance obligation. The SSP is typically the price at which the Company sells service separately to a customer. The best evidence of an SSP, if available, is the observable price charged in similar circumstances and to similar customers. If an SSP is not directly observable, the Company estimates SSP using various observable inputs including historical internal pricing data and cost-plus expected margin analysis due to the limited standalone sales history.

F-11

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments that are readily convertible to cash when originally purchased with maturities of three months or less.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash and short-term deposit, other accounts receivable, trade payables, other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

●	Level 1 inputs are quoted prices in active markets for identical assets and liabilities;

●	Level 2 inputs, inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

●	Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Accounts Receivable

The Company has trade receivables which are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectability of accounts receivable on a regular basis based on economic assessment of market conditions and review of customer financial history. The Company have a history of 100% collection and there was no allowance for credit losses recorded as of December 31, 2024 and 2023.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for major additions and improvements to property and equipment are capitalized and repairs and maintenance costs are expensed as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss are included in loss from operations in the period of disposal.

F-12

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the property and equipment as follows:

Asset Category	Useful Life (Years)
Computer equipment	3
Furniture and fixtures	14
Electronic equipment	3 – 7
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Estimated useful lives are periodically assessed to determine if changes are appropriate.

Leases

The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on our consolidated balance sheet. Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments over the lease term.

Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using our incremental borrowing rate. Operating lease assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment and right-of-use assets, for indicators of impairment. If events or changes in circumstances indicate impairment, the Company measures recoverability by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. No impairment of long-lived assets was identified for the years ended December 31, 2024 and 2023.

Research and Development Costs

Research and development costs are expensed in the period incurred. Research and development expenses primarily consist of costs incurred in performing research and development activities and include salaries, stock-based compensation, employee benefits, system qualification and testing incurred before releasing new system designs into production, depreciation and amortization, professional services fees, and facilities expenses.

The Company expenses software development costs before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the periods presented.

F-13

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Severance Pay

All the Israeli Company’s employees elected to be included under Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments (under the above Israeli Severance Compensation Law) in respect of those employees. These deposits are not recorded as an asset in the Company’s balance sheet.

Income Taxes

The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge these positions, and the resolution of the matters could result in recognition of income tax expense in the Company’s consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the “more likely than not” criterion for recognizing the income tax benefit of uncertain income tax positions and to establish measurement criteria for income tax benefits. The Company has evaluated the impact of its tax positions and believes its income tax filing positions and deductions will be sustained upon examination. Accordingly, no reserves for uncertain income tax positions or related accruals for interest and penalties have been recorded as of December 31, 2024. In the event the Company should need to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense.

The Company’s net deferred income tax assets as of December 31, 2024, and December 31, 2023, were $25 million and $22 million, respectively, which have been fully offset by a valuation allowance, as their realization is not reasonably assured. These deferred income tax assets consist primarily of net operating losses and R&D tax credits that may be carried forward to offset future income tax liabilities. The Company has federal and state net operating loss carryforwards of approximately $84 million and $67 million, respectively, as of December 31, 2024. Federal net operating losses may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2035. As of December 31, 2024, the Company also had federal research and development income tax credits of approximately $0.3 million. The federal tax credits may be carried forward until 2039.

Section 382 and 383 of the Code limits the annual use of net operating loss and income tax credit carryforwards, respectively. In addition, Section 382 further limits the use of net operating losses in certain situations where changes occur in the stock ownership of a company.

If the Company should have an ownership change of more than 50% of the value of the Company’s capital stock, utilization of these net operating loss carryforwards could be restricted. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company is subject to examination by the Internal Revenue Service, or IRS, and various state tax authorities. The Company remains subject to examination of its federal income tax returns and various state income tax returns for the periods since inception.

For tax years beginning after December 31, 2021, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize research and development costs pursuant to IRC Section 174. Section 174 requires taxpayers to capitalize research and development costs and amortize them over 5 years for expenditures attributed to domestic research and 15 years for expenditures attributed to foreign research. During the year ended December 31, 2024, the Company capitalized research and development expenses under Section 174. Although Congress is considering legislation that would reinstate and extend Section 174 expensing for certain research and experimental expenditures, the possibility that this will happen is uncertain.

F-14

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company adopted the fair value recognition provisions of Accounting Standards Codification No. 718, “Share-Based Payment” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. For employees, the expected term is calculated using the plain vanilla formula as there is not sufficient historical information to provide a clear basis for a different calculation. Expected volatility was calculated based on similar publicly traded companies which operate in the same industry.

The risk-free interest rate is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2024 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2024	2023
Risk-free interest	4.57%	-
Dividend yields	0%	-
Volatility	45.09-45.81%	-
Expected option term (years)	5.00-6.12	-

No options were granted in 2023.

Net Income per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period, using the treasury stock method. Any anti-dilutive effect of equity awards outstanding is not included in the computation of diluted net income per share.

Foreign Currency Translation and Transaction Gains and Losses

The functional currency of the Company’s wholly owned subsidiaries in Isreal, U.K. and France are the New Israeli Shekel, Pound Sterling and Euro, respectively. Accordingly, asset and liability accounts of the subsidiaries are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into U.S. dollars using historical rates. The revenues and expenses are translated using the average exchange rates in effect during the period, and gains and losses from foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated balance sheet. Foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of operations and comprehensive loss and were $32 and $4 during the years ended December 31, 2024 and 2023, respectively.

F-15

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency transaction gains and losses are included in financial expense, net, in the consolidated statements of operations and comprehensive loss and were not material during the years ended December 31, 2024 and 2023.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. Comprehensive gain or loss is defined as a change in equity of a business enterprise during a period, resulting from transactions and other events and circumstances from non-owner sources. The Company’s currency translation adjustment is the components of other comprehensive income (loss) that is excluded from the reported net income (loss) for all periods presented.

Note 5 – Revenue

Disaggregation of Revenue

The Company recognizes revenue classified in services and other either at a point in time or over time. Revenue by point in time and over time was as follows (in thousands):

	Years Ended December 31,
	2024	2023
SaaS revenue recognized over time	$1,432	$1,327
Services and other revenue recognized point in time	8,304	5,865
Total revenue	$9,736	$7,192

The deferred revenue balance represents payments received for performance obligations not yet satisfied. The following table shows the changes in deferred revenue during the years ended December 31, 2024, and 2023 respectively (in thousands):

	Years Ended December 31,
	2024	2023
Balance at beginning of period	$279	$29
Deferred revenue additions during period	1,326	1,003
Revenue recognized during period	(829)	(753)
Balance at end of period	$776	$279

Revenue recognized during the year ended December 31, 2024 that was included in deferred revenue as of December 31, 2023 was $279,000. Revenue recognized during the year ended December 31, 2023 that was included in deferred revenue as of December 31, 2022 was $29,000.

Revenue allocated to remaining performance obligations that are unsatisfied (or partially unsatisfied), which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods, will be recognized within one year or less.

F-16

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Segment and Geographical Information

The Company’s security solutions are substantially similar in nature and as a result the Company operates as one operating and reportable segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance and allocating resources. Net loss is the Company’s primary measure of profit or loss, and all costs and expenses categories on the Company’s consolidated statement of operations, as well as stock-based compensation, depreciation and amortization expenses, are significant. Refer to Note 12 for additional information about the Company’s stock-based compensation expense.

Revenue by geographic area is designated based upon the billing location of the customer. As of December 31, 2024 and 2023, all of the Company’s revenue was located in the United States.

Property and equipment by geographic areas was as follows (in thousands):

	Years Ended December 31,
	2024	2023
United States	$29	$72
Isreal	76	57
Total property and equipment	$105	$129

Note 7 – Earnings Per Share

Basic net loss per share is computed by dividing reported net loss by the weighted-average number of common shares outstanding for the reported period. In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be antidilutive. Since the Company was in a net loss for all periods presented in these consolidated financial statements, diluted net loss per share was the same as basic net loss per share.

	Years Ended December 31,
	2024	2023
Numerator:	(in thousands, except per share data)
Net loss attributable to common stockholders	$(11,017)	$(12,257)
Denominator:
Weighted-average common shares outstanding	8,814	3,539

Net loss per common share	$(1.25)	$(3.46)

F-17

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following potential common share equivalents were excluded from the calculation of diluted net income per share in FY 2024 because their effect would have been anti-dilutive in the period presented (in thousands):

	Years Ended December 31,
	2024	2023
Convertible preferred stock	79,681	67,379
Stock options	15,081	534
Total potential common stock excluded from net loss per share	94,762	67,913

Note 8 – Balance Sheet Detail

Prepaid expenses and other current assets consisted of the following (in thousands):

	Years Ended December 31,
	2024	2023
Prepaid expenses	$20	$21
Receivables for Investment	312	—
Other current assets	103	83
Total prepaid expenses and other current assets	$435	$104

Property and equipment, net consisted of the following (in thousands):

	Years Ended December 31,
	2024	2023
Computers and peripheral equipment	$377	$333
Office furniture and equipment	46	46
Electronic equipment	290	300
Leasehold improvements	18	18
	731	697
Less: accumulated depreciation	(626)	(568)
Total property and equipment, net	$105	$129

Depreciation expenses for the years ended December 31, 2024 and 2023 amounted to $58 and $42, respectively.

F-18

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accrued and other current liabilities was composed of the following (in thousands):

	Years Ended December 31,
	2024	2023
Employee and related accruals	$627	$287
Accrued expenses	1,271	1,550
Other	69	30
Total accrued and other current liabilities	$1,967	$1,867

Note 9 – Loan and Convertible Promissory Note

Loan:

In June 2019 the Company entered into Loan and Security agreement (the “Loan Facility”) in the amount of $9,999. The principal amount outstanding under each Advance shall accrue at the following rate per annum rate equal to the greater of six and one-half percentage points (6.50%) above the Prime Rate of 12.00%, which interest shall be payable monthly. Immediately upon the occurrence and during the continuance of an event of default as defined in the contract, the Obligations shall bear interest at a rate per annum which is four percentage points (4.0%) above the rate that is otherwise applicable thereto. Additionality, concurrently with the grant of the loan, the Company issued warrants to 1,872,993 shares of preference Series A, per value 0.0001$ per share, and exercise price of 0.2803$ per share. The Warrants expiration date was settled as the earlier of (1) the date that is ten (10) years after the original Issue Date, (2) the Initial Public Offering and (3) a Liquid Acquisition.

In January 2021 the Loan Facility agreement was amended (“First Amendment”) to restructure the payments due on February 2021 to be deferred until May 1, 2021, at which time such deferred payments shall be due in full. In June 2021 the Loan Facility agreement and First Amendment (collectively, the “Loan Facility”) were further amended (“Second Amendment”) to restructure the payments due on May 2021 to January 2022 (collectively, the “Deferred Payments”). Company shall repay Deferred Payments including principal amount in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance.

In years 2022-2024 the Loan Facility agreement was further amended to restructure the payments due on January 2022 to December 2024.The forbearance period was extended until the earlier of December 31, 2025 and Company’s closing of an equity financing of at least $20,000 where all Deferred Payments including principal shall be repay in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance.

In November 2023, a total of $3,152 from the loan were converted into 6,466,194 Series B-1 Preferred Stock of $ 0.0001 par value as part of Series B Preferred Stock Purchase Agreement. Additionally, the warrants mentioned above were cancelled and replaced by a new 741,435 Series B-1 warrant, per value 0.0001$ per share, and exercise price of 0.4875$ per share.

The total interest expenses and accrued interest for the year ended December 31, 2024 were $1,505 and $2,808, respectively, and as for year ended December 31, 2023, were $1,931 and $1,303, respectively. Any unpaid interest was accrued as part of the loan.

F-19

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Convertible Promissory Note:

In July 2020, the Company entered into Convertible Promissory Note agreements (the “Convertible Promissory Note”) with its existing investors in an aggregate amount of $ 11,419. Deferred loan issuance costs in the amount of $ 14 were recorded net of the loan and will be recognized as additional interest expense over the life of the loan.

The principal amount bear 7% interest per annum. According to the terms of the Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

If the Notes remain outstanding at the maturity date, then, effective upon the maturity date (January 21, 2022), the majority noteholders may elect to convert the outstanding principal amount of the Notes and any unpaid accrued interest, into shares of the Company’s Series A Preferred Stock at a conversion price equal to the 0.2803$ series A price per share.

In July 2021, the Company entered into Second Convertible Promissory Note agreements (the “Second Convertible Promissory Note”) with its existing investors in an aggregate amount of $ 6,100. The principal amount bear 7% interest per annum. According to the terms of the Second Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

In December 2021, the Convertible Promissory Note dated July 2020 was amended to extend the maturity date of the notes to January 2, 2023 and later was extend further to January 2024.

In January 2022, June 2022 and in November 2022 the Company entered into three additional Convertible Promissory Note agreements with its existing investors in an aggregate amount of $ 6,000, $ 2,000 and $ 7,517, respectively. The principal amount bear 7% interest per annum. According to the terms of the Third, Fourth and Fifth Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

If the Notes remain outstanding at the maturity date, then, effective upon the maturity date (January 1, 2024), the Majority Noteholders may elect to convert the outstanding principal amount of the Notes and any unpaid accrued interest, into shares of the Company’s Series A Preferred Stock at a conversion price equal to the $0.2803 Series A Price Per Share.

F-20

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2022, in anticipation of a new equity financing and/or corporate restructuring, the Company entered into omnibus amendment and waiver of convertible notes and participation direction with its existing investors that combines multiple modifications and waivers related to certain terms and conditions of all previously issued Convertible Promissory Note agreements. The primary modifications extend all note maturity dates to March 31, 2025 and establish new conversion mechanics tied to a future equity financing round of at least $3 million, where noteholders will receive either common shares or preferred stock at the company’s discretion depending on whether the company undergoes a recapitalization.

During 2023 there were no interest payments. The total interest expenses recorded in 2023 were $ 2,206.

In November 2023 and upon closing an equity financing of $3 million, all Convertible Promissory Notes (principal and interest) were converted into 5,841,220 Series B-1 Preferred Stock for a total consideration of $2,847, 27,463,149 B-2 Preferred Stock for a total consideration of $12,054 and into 21,453,390 Series B-3 Preferred Stock for a total consideration of $10,797. This conversion ratio resulted in a $16,270 million capital gain to the Company due to the new conversion terms defined in the 2022 omnibus agreement.

Note 10 – Related Party

Since the company’s establishment, the company’s founder and CEO has also been the largest investor who participated in all funding rounds and convertible notes in a total amount of approximately $34.2 million.

In December 2021, the Company entered into Unsecured Grid Note agreement (the “Note”) with its main shareholder in the amount of up to $1,000. Company received three installments of $300 each on December 3, 2021, December 10, 2021, and December 13, 2021 (Collectively “the related party loans” and individually each a “Loan”).

The unpaid principal of each Loan bear simple interest of 5% per annum from the date of borrowing. According to the terms of the Note, the Loans shall be due and payable on demand by Lender (the “Maturity Date”). In the event that (i) the Company issues and sells any debt, equity or other securities of the Company, or any combination thereof, to investors in a bona-fide arms-length transaction for aggregate consideration (including conversion of any outstanding indebtedness) of at least $2,000 and (ii) this Note has not been paid in full, then the entire outstanding principal balance and all unpaid accrued interest of this Note shall automatically convert in whole without any further action by the Lender into such debt, equity or other securities of the Company issued pursuant to such financing transaction on the same terms and conditions as given to the investors.

In May 2022, the Company entered into Unsecured Grid Note agreement (the “Second Note”) with its main shareholder in the amount of up to $1,000 under the same terms. Company received two installments of $400 and 350 on May 5, 2022, and May 26, 2022 (Collectively ““the related party loans” and individually each a “Loan”).

In June 2022, the Company entered into Unsecured Grid Note agreement (the “Third Note”) with its main shareholder in the amount of up to $5,000 under the same terms. Company received sixteen installments for a total of $4,625 (Collectively “the related party loans” and individually each a “Loan”).

In October 2022, the Company entered into Unsecured Grid Note agreement (the “Fourth Note”) with its main shareholder in the amount of up to $5,000 under the same terms. Company received six installments for a total of $1,650 (Collectively “the related party loans” and individually each a “Loan”).

In 2022, the related party loans in the amount of $6,275 were reassigned to the Convertible Promissory Note.

F-21

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2023, 1,450 were reassigned to the Convertible Promissory Note and 200 were reassigned to the Unsecured Convertible Revolving Promissory Note. See below.

In July 2023, the Company entered into Unsecured Convertible Revolving Promissory Note (the “Second Note”) with its main shareholder in the amount of up to $2,000. At any time, the Noteholder may, in its sole discretion, lend to the Company from time to time until the first-year anniversary of the Effective Date such amounts as may be requested by the Company in accordance with the terms and conditions of this Second Note. The principal amount outstanding under this Second Note from time to time shall bear interest at a rate per annum equal to the Applicable Federal Rate. In October 2023, the Second Note was amended whereby principal amount was increased up to $3,000. During 2023, Company received a total of $2,350 and repaid $1,000 from the outstanding balance. During 2024, Company received a total of $1,110 and repaid $910 from the outstanding balance.

The total interest expenses recorded in 2024 and 2023 were $85 and $35, respectively.

As of December 31, 2024 and 2023, the Revolving Promissory Note outstanding balance was $1,870 and $1,585 ,respectively.

Note 11 – Preferred Stock and Common Stock

Stock reverse split

On November 11, 2023, in connection with the Series B financing, the Company filed an Amended and Restated Certificate of Incorporation which, among other things, affected a reverse stock split by which every 28.40643 shares of Common Stock issued and outstanding immediately prior to such filing was automatically combined into 1 share of Common Stock.

All shares of Common stock and Preferred Stock, options and exercise prices have been adjusted retroactively for all periods presented in these financial statements to reflect the 28.40643-for 1 reverse split.

Composition of stock capital

The stock capital of the Company as of December 31, 2024 and 2023 is comprised of stock of $ 0.0001 par value each, as follows:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Common Stock	112,000,000	8,890,919	105,263,084	8,771,579
Series B-1 Preferred Stock	25,356,256	24,614,821	25,364,831	18,462,137
Series B-2 Preferred Stock	27,463,149	27,463,149	27,463,154	27,463,149
Series B-3 Preferred Stock	21,453,390	21,453,390	22,171,986	21,453,390
Series CF Preferred Stock	14,128,084	6,149,384	-	-
	200,400,879	88,571,663	180,263,055	76,150,255

F-22

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common Stock

Common Stock confer upon their holders the right, among others, to participate and vote in the Company’s stockholders meeting, participation in the Company’s distributable earnings and participation in the distribution of the Company’s assets upon its liquidation. The stockholders’ liability is limited to the redemption of the par value of their stock.

Preferred Stock

Preferred stock has been designated into Voting Preferred Stock (consisting of Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) and Non-Voting Preferred Stock (consisting of Series CF Preferred Stock). Voting Preferred Stock and Non-Voting Preferred Stock confer upon their holders all the rights of Common stock, with the exception of voting rights in the case of Non-Voting Preferred Stock. In addition, they bear the following rights:

Voting rights:

Holders of Voting Preferred Stock are entitled to one vote for each share of Common stock into which such Voting Preferred Stock is convertible. The holders of the Voting Preferred Stock shall be entitled to vote on all matters on which holders of Common stock are entitled to vote, with the exception of election of the Common stock director (as specified in the Company’s Fourth Amended and Restated Certificate of Incorporation).

Liquidation preference:

The Company’s Preferred stock are entitled to a Non-Participating Liquidation preference.

In the event of liquidation, subject to the Preferred stock liquidation preference, assets or proceeds shall be distributed among the holders of Common stock and Preferred stock and on an as converted basis, based on the number of stocks held by each such holder.

Conversion:

Each share of Voting Preferred Stock and Non-Voting Preferred Stock shall be convertible, at the option of the holder, at any time after the date on which such Voting Preferred Stock and Non-Voting Preferred Stock was issued by the Company, into such number of fully paid and non-assessable Common stock and Non-Voting Common stock, respectively as is determined by dividing the applicable original issuance price by the applicable conversion price (original issue price for each series of Preferred Stock, subject to adjustment based on certain anti-dilution protections) in effect at the time of conversion.

Each share of Voting Preferred Stock and Non-Voting Preferred Stock shall automatically be converted into Common stock and Non-Voting Common stock, respectively immediately upon the earlier of (i) the closing of a Qualified Public Offering, or (ii) written consent or written agreement of the Requisite Holders, as defined in the Company’s Restated Certificate of Incorporation. The Company has reserved Common stock and Non-Voting Common stock that will be sufficient to affect the conversion of all outstanding stock of Preferred stock.

In the event that the Company issues any new securities, for a consideration per stock lower than the applicable conversion price of the applicable Preferred stock, the applicable conversion price for the applicable Preferred stock shall be adjusted to reflect the lower consideration paid for the applicable Preferred stock as set forth in the Company’s Amended and Restated Certificate of incorporation.

F-23

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Issuance of Preferred Stock

On November 17, 2023, the Company entered into a Series B Preferred Stock Purchase Agreement (the “Series B SPA”) with new and existing investors. According to the Series B SPA, the Company issued 6,154,723 Series B-1 Preferred Stock for total consideration of $3,006 with par value of $0.0001 each, at a price per stock of $ 0.43876;

In 2024 the Company had five additional closings for a total consideration of $3,000 and issued 6,152,684 Series B-1 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.43876.

On June 2024, the Company entered into a listing agreement, under regulation Crowdfunding (also known as Reg CF), whereby the Company agrees to sell securities to eligible investors through the funding portal through special purpose vehicle. As of December 31, 2024, the Company had raised a total of $1,368 and issued 1,932,677 Series CF Preferred Stock with par value of $0.0001 each, at a price per stock of $0.707810; The total fees recorded in 2024 were $97.

On September 2024, in parallel to Reg CF and under the same terms, the Company started to offer and sell securities under rule 506(c) of regulation D to accredited investors. As of December 31, 2024, the Company had raised a total of $2,985 and issued 4,216,707 Series CF Preferred Stock with par value of $0.0001 each, at a price per stock of $0.707810.

All previous preferred stock were converted to Common Shares.

Note 12 – Stock-Based Compensation

The Equity Incentive Plan provides for the Company to grant ISOs, and NSOs to employees, advisers, and directors. As of December 31, 2024 there were 15,705,758 equity awards authorized including awards that were exercised to common stock.

Stock Options

Stock options represent the right to purchase shares of common stock on the date of exercise at a stated exercise price. The exercise price of a stock option generally must be at least equal to the fair market value of the common stock on the date of grant. Options vest over a period of time not to exceed 10 years from the grant date. For the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense of $961 and $335, respectively.

The terms of the plan permit certain option holders to exercise options before their options are vested, subject to certain limitations. Upon early exercise, the awards become subject to a restricted stock agreement. The shares of restricted stock granted upon early exercise of the options are subject to the same vesting provisions in the original stock option awards. Shares issued as a result of early exercise that have not been vested are subject to repurchase by the Company upon termination of the purchaser’s employment, at the price paid by the purchaser. Such shares are not deemed to be issued for accounting purposes until they vest.

F-24

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s stock option activity and related information:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Life
Outstanding, as of January 1, 2023	818,533	$3.90	-	8.15
Granted	-	-	-	-
Exercised during period	869	$1.34	-	-
Forfeited	284,164	$5.41	-	-
Expired	-	-	-	-
Outstanding, as of December 31, 2023	533,500	$3.36	$-	7.17
Granted	14,563,424	$0.14	$-	-
Exercised during period	-	-	-	-
Forfeited	16,253	$0.14	$-	-
Expired	-	-	-	-
Outstanding as of December 31, 2024	15,080,671	$0.14	$-	9.30

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s shares of common stock for those options that had exercise prices lower than the fair value of the Company’s shares of common stock.

The weighted-average grant date fair value of options granted was $0.14 for the year ended December 31, 2024.

As of December 31, 2024 and 2023, the total remaining unrecognized compensation expense related to non-vested stock options was $411 and $401, respectively, which will be amortized over the weighted-average period of 1.59 years and 1.84 years, respectively.

The fair value of each option award is determined on the date of grant using the Black-Scholes option-pricing model. The calculation of fair value includes several assumptions that require management’s judgment. The absence of a public market for the Company’s common stock requires the Company’s board of directors with assistance from management and external valuation experts, to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by using a reasonable method of valuation and considering several objective and subjective factors, including obtaining contemporaneous independent third-party valuations, actual and forecasted operating and financial results, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of redeemable convertible preferred stock and common stock, and transactions involving the Company’s stock. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

F-25

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of stock options was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2024	2023
Expected term of options (years)	5-6.12
Expected volatility (%)	45.09-45.81
Risk-free interest rate (%)	4.57
Expected dividend yield (%)	—	—

No options were granted in 2023.

Expected term: The expected term of the stock options represents the period of time stock options are expected to be outstanding and is based on the “simplified method.” Under this method, the term is estimated using the midpoint between the requisite service period and the contractual term of the option. This method is used due to the lack of sufficient historical exercise data.

Expected volatility: The expected volatility is a measure of the amount by which a financial variable, such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have a sufficient history of its own volatility, the Company has identified several public entities of similar complexity and industry and calculates historical volatility based on the volatilities of these companies.

Risk-free interest rate: The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant.

Expected dividend yield: No dividends have been paid or expected to be paid by the Company.

Total stock-based compensation expense for years ended December 31, 2024 and 2023 was as follows (in thousands):

	Years Ended December 31,
	2024	2023
Cost of sales	3	4
Research and development	123	153
Sales and marketing	66	115
General and administrative	143	689
Total stock-based compensation expense	335	961

Note 13 – Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

F-26

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net deferred tax items consist of the following components as of December 31, 2024 and 2023 (in thousands):

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryover	$17,736	$15,976
Net operating loss carryover - States	4,471	4,283
R&D credit carryforward	325	325
Stock-based compensation	390	200
R&D capitalization	2,210	1,790
Other	6	—
Deferred tax liabilities
Depreciation	(48)	(36)
Other	—	(13)
Valuation allowance	(25,090)	(22,525)
Net deferred tax asset	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2024 due to the following (in thousands):

	December 31,
	2024	2023
Book income (loss)	$(2,320)	$(2,575)
Non deductible other expenses (M&E 50% and penalties)	1	1
State income taxes, net of federal tax benefit	(246)	—
Valuation allowance	2,565	2,574
	$—	$—

At December 31, 2024, the Company had net operating loss carryforwards of approximately $84 million that may be offset against future taxable income varying from the year 2024 through indefinitely. No tax benefit has been reported in the December 31, 2024, financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. NOLs arising in tax years beginning in 2018 may be carried forward indefinitely.

Note 14 – Commitments and Contingencies

In August 2018, The Israeli subsidiary entered into a lease agreement for a 60-month period beginning January 1, 2019. The subsidiary may terminate the lease agreement on December 31 of each year with 6-month advance written notice to the lessor. If the subsidiary to terminate the lease agreement at the first 48-month period, then an exit penalty of $241 will apply.

In May 2021, the lease agreement was amended where Subsidiary and lessor agreed to convert fifty percent from February-December 2021 monthly rent payments into fully vested warrants to purchase 56,325 shares of the Company’s common stock issuable upon exercise of this warrant and exercise price of 0.0001$ per share. The warrants will expire on April 30, 2026.

F-27

TG-17 INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2021, the lease agreement was further amended where the Subsidiary and lessor agreed to convert fifty percent from 2022 monthly rent payments into a warrants to purchase 63,015 shares of the Company’s common stock issuable upon exercise of this warrant and exercise price of 0.0001$ per share. The warrants will expire on September 30, 2026.

In July 2022, the Israeli Subsidiary gave the lessor advanced notice of its intention to exercise the exit point on December 31, 2022, while negotiating the fifth-year terms. The parties were unable to reach agreements and in July 2023 the subsidiary vacated the leased premises. In February 2025 a lawsuit was filed against the Company for a total of $1,600. Given the preliminary stage in which the lawsuit is at, the Israeli Subsidiary lawyers cannot reasonably assess the likelihood of the claims to be accepted. The company accounted for $1,600 and the amount is included in Accrued and other current liabilities.

Note 16 – Subsequent Events

The Company has evaluated all transactions through May 28, 2025, the date these consolidated financial statements were available to be issued and has determined that there are no other events, other than the following, that would require disclosure in or adjustment to these financial statements.

F-28

The date of this Prospectus is _____________________, 2025

Through and including [_____, 2025] (the 25th day after the listing date of our common stock), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with this registration statement and the listing of our Common Stock. All amounts shown are estimates except for the SEC registration fee and the Nasdaq listing fee.

SEC registration fee	$	*
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Advisory fee		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 of the DGCL also provides that Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification of any claim, issue or matter is permitted without judicial approval if such person is adjudged to be liable to the corporation.

Under the DGCL, where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such present or former officer or director against the expenses (including attorney’s fees) which such present or former officer or director actually and reasonably incurred in connection with such action (or claim, issue or matter therein).

II-1

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	breach of a director’s duty of loyalty to the corporation or its stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock purchase or redemption; or

●	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation contains a provision that precludes any director of ours from being personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the aforementioned liabilities which we are not permitted to eliminate or limit under Section 107(b)(7) of the DGCL.

In addition, our amended and restated certificate of incorporation and bylaws requires us to indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Our amended and restated bylaws further authorizes us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We plan to purchase an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities we have issued since 2021:

Issuance of Preferred Stock:

Series B Preferred Stock

On November 17, 2023, we issued an aggregate of 68,107,539 shares of preferred stock in a private placement for gross proceeds of 43,227,213 (including the amount of debt converted which was outstanding under convertible notes) as follows:

● 12,220,390 Series B-1 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511 for gross cash proceeds of $6,004,998. An additional 12,307,416 shares of Preferred B-1 Preferred Stock were issued upon the conversion of approximately $5,999,999 in Convertible Notes;

II-2

● 27,463,154 Series B-2 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.438760, which were issued upon the conversion of approximately $12,049,732 in Convertible Notes; and

● 22,171,986 Series B-3 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511, which were issued upon the conversion of approximately $10,809,146 in Convertible Notes.

As part of this issuance, all previous preferred units and stock were converted into Common Stock.

Series B-1 Warrants

On November 17, 2023, we issued an aggregate of 703,583 shares of Series B-1 Warrants with par value of $0.0001, in connection with the Series B Preferred Stock. The Series B-1 Warrants have an exercise price of $0.438760 per share.

Series CF Preferred Stock

On June 21, 2024, we entered into a listing agreement, under Regulation Crowdfunding whereby the Company agreed to sell securities to eligible investors through a funding portal by way of a special purpose vehicle. As part of the offering, we offered 7,064,042 Series CF Preferred Stock, $0.0001 par value per Share at a purchase price of $0.707810 per share with a maximum amount of $5,000,000 to be raised.

As of December 31, 2024, we issued an aggregate of 1,932,677 shares of Series CF Preferred Stock for gross proceeds of $1,368,000.

On September 2024, in parallel to Reg CF and under the same terms, the Company offered to sell securities under Rule 506(c) of Regulation D to accredited investors. As of December 31, 2024, we issued an aggregate of 4,216,707 shares of Series CF Preferred Stock for gross proceeds of $2,985,000.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

II-3

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect shortly following the effectiveness of the registration statement.

3.3	Bylaws of the registrant, as amended, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect shortly following the effectiveness of the registration statement.

4.1	Third Amended and Restated Stockholders’ Agreement among the registrant and certain holders of its capital stock, dated as of June 24, 2024.

4.2	Loan and Security Agreement, dated as of June 5, 2019, between Eastward Fund Management, LLC and the registrant, as amended.

4.3	Second Amended and Restated Warrant to Purchase Stock between Eastward Fund Management, LLC and the registrant with an effective date of June 5, 2019.

5.1*	Opinion of The Crone Law Group, P.C.

10.1	Blackstone Master Agreement between Blackstone Administrative Services Partnership L.P. and TG-17, Inc., dated November 16, 2023.

10.2#	TG-17, Inc. Amended and Restated 2017 Equity Plan.

10.3#	TG-17, Inc. Amended and Restated Sub-Plan: Israel.

21.1	List of subsidiaries of the registrant.

23.1*	Consent of The Crone Law Group, P.C. (included in Exhibit 5.1).

23.2*	Consent of M&K CPAs PLLC

24.1	Power of Attorney (included in the signature page to this registration statement).

107*	Filing Fee Table

*	To be filed by amendment.

#	Indicates management contract or compensatory plan or arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, California, on June 10, 2025.

TG-17, INC.

By:	/s/ Doron Kempel
Doron Kempel
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Doron Kempel	Chief Executive Officer, Director	June 10, 2025
Doron Kempel	(Principal Executive Officer)

/s/ Amit Hod	Chief Financial Officer	June 10, 2025
Amit Hod	(Principal Financial and Accounting Officer)

/s/ Doron Kempel	Director	June 10, 2025
Doron Kempel

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